As Filed with the Securities and Exchange Commission on December 15~~November 1~~, 2006
File No. 24-10152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECOND ~~FIRST~~ AMENDMENT TO FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



06061691

PORTAGE BANCSHARES, INC.
(Exact name of issuer as specified in its charter)

Ohio
(State or other jurisdiction of incorporation or organization)

1311 East Main Street
Ravenna, Ohio 44266
(330) 296-8090
(Address and telephone number of registrant's principal executive offices)

William E. Hale, President
Portage Bancshares, Inc.
1311 East Main Street
Ravenna, Ohio 44266
(330) 296-8090
(Name, address and telephone number of agent for service)

Copy to:

Mark A. Peterson, Esq.
Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215
(614) 228-4546

6712
(Primary Standard Industrial
Classification Code Number)

31-1506911
(I.R.S. Employer
Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 - NOTIFICATION

ITEM 1. Significant Parties

(a) The names and business and residential addresses of the issuer's directors are as follows:

Director	Business Address	Residential Address
Richard J. Coe	1311 East Main Street Ravenna, Ohio 44266	249 Lawrence Street Ravenna, Ohio 44266
Timothy E. Crock	413 Fairchild Avenue Kent, Ohio 44240	1489 Jacobs Lane Kent, Ohio 44240
Emilio D. Ferrara	1930 State Route 59 Kent, Ohio 44240	1436 Lake Roger Drive Kent, Ohio 44240
Paul L. Ferrara	533 East Main Street Ravenna, Ohio 44266	4918 Sunnybrook Road Kent, Ohio 44240
William E. Hale	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240
Margaret F. Mascio-Medzie	1900 West Market Street Akron, Ohio 44313	771 East Riddle Avenue Ravenna, Ohio 44266
Lawrence W. Relyea	N/A	17530 Haskins Road Bainbridge, Ohio 44023
Thomas S. Siciliano	974 East Main Street Ravenna, Ohio 44266	3762 New Milford Road Rootstown, Ohio 44272

(b) The names of the issuer's officers and their business and residential addresses are as follows:

Officer	Business Address	Residential Address
William E. Hale President	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240
Margaret F. Mascio-Medzie Secretary, Vice President	1900 West Market Street Akron, Ohio 44313	771 East Riddle Avenue Ravenna, Ohio 44266
Thomas S. Siciliano Treasurer, Vice President	974 East Main Street Ravenna, Ohio 44266	3762 New Milford Road Rootstown, Ohio 44272

(c) Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities are as follows:

Owner	Business Address	Residential Address
William E. Hale	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240

(e) Beneficial owners of 5 percent or more of any class of issuer's equity securities are as follows:

Owner	Business Address	Residential Address
William E. Hale	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240

(f) The names and business and residential addresses of the promoters of the issuer are as follows:

Promoter	Business Address	Residential Address
Richard J. Coe	1311 East Main Street Ravenna, Ohio 44266	249 Lawrence Street Ravenna, Ohio 44266
Timothy E. Crock	413 Fairchild Avenue Kent, Ohio 44240	5809 Rhoads Road Kent, Ohio 44240

Emilio D. Ferrara	1930 State Route 59 Kent, Ohio 44240	1436 Lake Roger Drive Kent, Ohio 44240
Paul L. Ferrara	533 East Main Street Ravenna, Ohio 44266	4918 Sunnybrook Road Kent, Ohio 44240
William E. Hale	120 East Main Street Ravenna, Ohio 44266	1494 Howe Road Kent, Ohio 44240
Margaret F. Mascio-Medzie	1900 West Market Street Akron, Ohio 44313	771 East Riddle Avenue Ravenna, Ohio 44266
Lawrence W. Relyea	N/A	17530 Haskins Road Bainbridge, Ohio 44023
Thomas S. Siciliano	974 East Main Street Ravenna, Ohio 44266	3762 New Milford Road Rootstown, Ohio 44266

(g) Portage Community Bank
1311 East Main Street
Ravenna, Ohio 44266

Portage Bancshares Capital Trust I
1311 East Main Street
Ravenna, Ohio 44266

(h) Counsel to the issuer with respect to the proposed offering:

Mark A. Peterson, Esq.
Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215

(i) Not applicable.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions of Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by officers and directors of the issuer and officers, directors and employees of its wholly-owned subsidiary, Portage Community Bank. Offers will be made primarily through direct mail but also through personal contact. The issuer may also advertise the issue as permitted under Rule 251(d)(1)(C). The issuer presently intends for the securities to only be offered in the State of Ohio. However, if necessary in order to sell all of the securities, the issuer may make limited offers and sales to existing shareholders in other states to the extent permissible under such states' securities laws. Existing shareholders of the Company currently reside in Arizona, California, Colorado, Florida, Georgia, Kentucky, Maryland, Ohio, Pennsylvania, South Carolina, Tennessee and Texas.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)(1) Portage Bancshares, Inc.

(a)(2) 53,000 stock options for no par common stock pursuant to the Portage Bancshares, Inc. 2004 Stock Incentive Plan. In addition to the foregoing, the issuer has entered into an Agreement with Richard J. Coe to issue Mr. Coe 500 shares of the issuer's common stock as a bonus for accepting employment with Portage Community Bank, a wholly-owned subsidiary of the issuer. Such shares have not been issued to Mr. Coe although the issuer is obligated to do so.

(a)(3) All 53,000 options were granted by the issuer to key employees and directors of the issuer and Portage Community Bank. The options provide for an exercise price of $42.25 or $45.00 per share.

(a)(4) The names and identities of the persons to whom the options were granted are as follows:

Name of Holder	Title and Amount of Securities Called for by Option	Price	Date
Dominic Bellino Individual	no par common 400 no par common 400	$42.25 $45.00	6/15/05 11/16/05
Connie M. Bennett Individual	no par common 1,400 no par common 1,400	$42.25 $45.00	6/15/05 11/16/05
Douglas Blay Individual	no par common 500	$45.00	11/16/05
Thomas Biltz Individual	no par common 400	$45.00	11/16/05
Renee Booher Individual	no par common 500	$45.00	11/16/05
Richard J. Coe Individual	no par common 1,400 no par common 1,112	$42.25 $45.00	6/15/05 11/16/05
Jill M. Conard Individual	no par common 800 no par common 900	$42.25 $45.00	6/15/05 11/16/05
James V. Damicone Individual	no par common 100 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
Emilio D. Ferrara Individual	no par common 1,400 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
Paul L. Ferrara Individual	no par common 1,400 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
John S. Forberg Individual	no par common 1,400 no par common 1,200	$42.25 $45.00	6/15/05 11/16/05
John Gargan Individual	no par common 400 no par common 400	$42.25 $45.00	6/15/05 11/16/05
William E. Hale Individual	no par common 1,400 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
Donald D. Herman Individual	no par common 1,000 no par common 1,200	$42.25 $45.00	6/15/05 11/16/05
Richard L. Leonard Individual	no par common 1,400 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
Kevin T. Lewis Individual	no par common 1,400 no par common 1,400	$42.25 $45.00	6/15/05 11/16/05

Steven McDonald Individual	no par common 1,000 no par common 1,000	$42.25 $45.00	6/15/05 11/16/05
Margaret F. Mascio-Medzie Individual	no par common 1,400 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
Aaron A. Moats Individual	no par common 100 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
E. Pritchard Individual	no par common 100	$45.00	11/16/05
James C. Shank Individual	no par common 400 no par common 400	$42.25 $45.00	6/15/05 11/16/05
Thomas S. Siciliano Individual	no par common 1,400 no par common 1,111	$42.25 $45.00	6/15/05 11/16/05
Tracy Sites Individual	no par common 800 no par common 800	$42.25 $45.00	6/15/05 11/16/05
Michelle Spellman Individual	no par common 400	$45.00	11/16/05

(b)(1) Portage Bancshares, Inc.

(b)(2) 1,900 shares of no par common stock were sold within one year prior to the filing of this form.

(b)(3) The 1,900 shares were sold at the price set forth in the table in Section (b)(4) below.

(b)(4) The names and identities of the persons to whom the securities were issued are as follows:

Name of Buyer	Title and Amount of Securities Purchased	Date of Purchase	Price per Share
Richard J. Coe Individual	no par common 200	7/18/05	$42.25
James V. Damicone Individual	no par common 200	7/18/05	$42.25
Emilio D. Ferrara Individual	no par common 200	7/18/05	$42.25
Paul L. Ferrara Individual	no par common 200	7/18/05	$42.25

William E. Hale Individual	no par common 200 no par common 500	7/18/05 11/15/05	$42.25 $45.00
Richard L. Leonard Individual	no par common 200	7/18/05	$42.25
Margaret F. Mascio-Medzie Individual	no par common 200	8/3/05	$42.25

(c) The securities were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and/or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. Each recipient of such securities was a key employee and/or director of the issuer and/or Portage Community Bank, the issuer's wholly-owned subsidiary. Each recipient who was not an accredited investor at the time (as defined by Rule 501) was determined by the issuer to have such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

ITEM 6. Other Present or Proposed Offerings

The issuer has entered into an Agreement with Richard J. Coe to issue Mr. Coe 500 shares of the issuer's common stock as a bonus for accepting employment with the issuer's subsidiary bank. The issuer has not yet issued any of such shares to Mr. Coe although the issuer is presently obligated to do so.

ITEM 7. Marketing Arrangements

(a) None.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable.

OFFERING STATEMENT
PORTAGE BANCSHARES, INC.
100,000 Common Shares

This Offering Statement relates to the offering of 100,000 common shares, without par value (the "Shares"), of Portage Bancshares, Inc., an Ohio corporation (the "Company"). See "SECURITIES BEING OFFERED". The Shares are being offered by the Company to its existing shareholders and the public on a "best-efforts" basis at a price of $50.00 per Share (the "Offering"). The Shares will be offered for sale by the officers and directors of the Company and the officers, directors and employees of the Bank who will not be paid a selling commission. The Offering will not be underwritten. The Company may engage the services of underwriters or brokers if the Company is unable to obtain subscriptions for all of the Shares without such services.

The Company was incorporated on March 17, 1997. The principal business of the Company is operating an Ohio-chartered commercial bank named Portage Community Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company. The Bank's main office is located in Ravenna, Ohio and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The executive offices of the Company are located at 1311 East Main Street, Ravenna, Ohio 44266 and its telephone number is (330) 296-8090.

A minimum of 50,000 Shares must be sold in the Offering. The Company will offer the Shares to existing shareholders of the Company and to the public. If the minimum number of Shares is not sold by March 15, 2007~~December 31, 2006~~, this Offering will be terminated, unless extended by the Company to no later than June 13~~March 31~~, 2007. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 100 Shares or $5,000.00. The minimum purchase for new shareholders is 500 Shares or $25,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares (and unexercised stock options, if any), would result in the shareholder owning a total of 16,000 Shares in the aggregate. The maximum purchase for new shareholders is 16,000 Shares or $800,000.00. The Company will not accept subscriptions from more than 50 persons who were not shareholders of the Company as of September ~~June~~ 30, 2006. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund. The Offering will not be extended beyond June 13~~March 31~~, 2007.

Until the minimum number of Shares is sold, all funds received by the Company will be placed in escrow. If the minimum number of Shares is not sold, this Offering will be terminated, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will promptly return to each investor all funds received from such investor for the purchase of Shares, with interest. See "PLAN OF DISTRIBUTION".

There is currently only a limited local market for the Company's Shares.

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THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Price To Public	Underwriting Discounts and Commissions[2]	Proceeds To Issuer[3]
Per Share	$50.00[1]	$0	$50.00
Total Minimum	$2,500,000.00	$0	$2,500,000.00
Total Maximum	$5,000,000.00	$0	$5,000,000.00

[1]The offering price for the Shares has been arbitrarily determined by the Company and is not based on any objective criteria.

[2]The 100,000 Shares being offered in this Offering will be offered for sale primarily in the State of Ohio; however, the Company may make limited offers and sales in other states to the extent permissible under such states' securities laws. This Offering is not underwritten. See "PLAN OF DISTRIBUTION".

[3]Proceeds are determined before deducting expenses of the Company related to this Offering anticipated to aggregate not more than $90,000.00.

This Offering will terminate on March 15~~December 31~~, 2007~~6~~ unless extended no later than June 13~~March 31~~, 2007. See "PLAN OF DISTRIBUTION".

The proposed sale of Shares to the public will commence on December 26~~November 15~~, 2006.

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THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ARE BEING OFFERED AND SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 3(B) OF THE ACT AND REGULATION A OF THE SECURITIES AND EXCHANGE COMMISSION.

THE SHARES HAVE BEEN REGISTERED WITH THE OHIO DIVISION OF SECURITIES PURSUANT TO SECTION 1707.091 OF THE OHIO REVISED CODE. SUCH REGISTRATION SHOULD NOT BE CONSTRUED TO IMPLY ANY GUARANTY OR OBLIGATION AS TO THE SHARES ON THE PART OF THE STATE OF OHIO. THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF ANY OTHER STATE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON WHO HAS NOT EXECUTED, COMPLETED AND RETURNED A SUBSCRIPTION AGREEMENT.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OR HER OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO TAX AND OTHER RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM ANY REPRESENTATIVE OF THE COMPANY AS INVESTMENT, LEGAL OR TAX ADVICE.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION FOR COMMON SHARES SUBMITTED TO IT FOR ANY REASON, INCLUDING, BUT NOT LIMITED TO, ANY SUBSCRIPTION FOR WHICH THE ACCEPTANCE BY THE COMPANY OR SUBSEQUENT ISSUANCE OF SHARES PURSUANT THERETO WOULD, IN THE COMPANY'S OPINION, RESULT IN A VIOLATION OF LAW OR CHANGE IN VOTING CONTROL, REQUIRE REGULATORY APPROVAL, CAUSE THE COMPANY TO BECOME A HOLDING COMPANY, OR OTHERWISE NOT BE IN THE BEST INTEREST OF THE COMPANY.

TABLE OF CONTENTS

SUMMARY INFORMATION

The following summary is qualified in its entirety by the detailed financial and other information appearing elsewhere in this Offering Statement.

The Company

The Company was incorporated on March 17, 1997 as an Ohio corporation under the name "Portage Holding Company". On or about September 9, 1997, the Company adopted a resolution to change the Company's name to "Portage Bancshares, Inc.". The principal business of the Company is operating an Ohio-chartered commercial bank named Portage Community Bank (the "Bank"). The Bank is a wholly owned subsidiary of the Company and its principal asset. The main office of the Company is located at 1311 East Main Street, Ravenna, Ohio 44266. The Company's telephone number is (330) 296-8090. See "DESCRIPTION OF BUSINESS".

Risk Factors

An investment in the Common Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment. A prospective investor should consider carefully the risk factors discussed below. See "RISK FACTORS".

Business

The Company operates as a bank holding company. Although wholly owned by the Company, the Bank is an independent community bank offering a wide range of services through its two (2) banking locations. The Bank's strategy for attracting business depends on the efforts of its officers to provide personalized, focused service to the Bank's customers. Although the Bank does not differ significantly from other community banks with respect to services or pricing, it believes that it has a strategic advantage over its competitors due to the responsiveness and accessibility of the officers of the Bank. The Bank believes that by giving attention to detail at the most senior level it will attract small businesses and other customers who value such service. See "DESCRIPTION OF BUSINESS".

The Offering

The Company is offering up to 100,000 of its Common Shares, without par value (the "Shares"), at a price of $50.00 per Share. The purpose of the Offering is to primarily raise capital to support the growth of the Bank and the Company. In the event the maximum number of Shares being offered are sold, the Company intends to use a portion of the net proceeds of this Offering to retire certain of its subordinated debt securities. The Offering is initially being made directly by the Company and the Bank; no person will receive any commission or other remuneration in connection with the sale of the Shares in this Offering.

The Company does not intend to offer Shares through an underwriter or through brokers, although it may later do so if the Company determines that it will be unable to obtain subscriptions for the minimum or maximum number of Shares without such services. The amount of any discount or commission payable to an underwriter or broker will be subject to limitations prescribed by state securities laws. For sales in Ohio, discounts and commissions are limited to 10% of the offering price.

The Company will offer the Shares to existing shareholders of the Company and to the public on a first come, first served basis. The minimum purchase for existing shareholders shall be 100 Shares or $5,000.00. The minimum purchase for new shareholders is 500 Shares or $25,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares (and unexercised stock options, if any), would result in the shareholder owning a total of 16,000 Shares in the aggregate. The maximum purchase for new shareholders is 16,000 Shares or $800,000.00. The Company will not accept subscriptions from more than 50 persons who are not shareholders of the Company as of September ~~June~~ 30, 2006. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering or extends the date by which such minimum number of Shares must be sold by, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund. Funds received from investors in this Offering will be held in escrow at Morgan Bank, N.A., located at 10 W. Streetsboro Street, Hudson, Ohio 44326 until 50,000 Common Shares are sold. The Company presently intends for Shares to only be offered to residents of the State of Ohio. However, if necessary in order to sell all of the securities, the Company may make limited offers and sales to existing shareholders in other states to the extent permissible under such states securities laws. See "PLAN OF DISTRIBUTION".

Capital Stock and Other Securities Outstanding

As of June 30, 2006, 283,737 Common Shares were outstanding. 201,760 of such Common Shares were issued at a price of $25.00 per share and 81,977 of such Common Shares were issued at a price of $30.00 per Share. In addition, the Company has granted, and there remains outstanding, stock options under the Company's 1997 Stock Incentive Plan and 2004 Stock Incentive Plan which may be exercised into 133,166 Common Shares and the Company is presently obligated to issue 500 Common Shares to Richard J. Coe. Based upon the 283,737 Common Shares outstanding on June 30, 2006, i~~I~~f all of the Shares being offered in this Offering are sold, 383,737 Common Shares will be issued and outstanding after this Offering; if only the minimum number of Shares is sold, 333,737 Common Shares will be issued and outstanding. See "PLAN OF DISTRIBUTION".

The Company previously issued $2,450,000.00 in aggregate principal amount of certain Floating Rate Junior Subordinated Debt Securities due 2034 to Portage Bancshares Capital Trust I, a Delaware statutory trust established by the Company, in connection with the issuance and sale of floating rate trust preferred securities. Such debentures represent debt obligations of the Company. See "DESCRIPTION OF BUSINESS—SUBORDINATED DEBENTURES".

Use of Proceeds

The Company will utilize the net proceeds realized from the sale of the Shares in this Offering to provide additional capital for the Bank and the Company, and pay the costs and expenses of this Offering. In the event the maximum number of Shares being offered are sold, the Company intends to use a portion of the net proceeds of this Offering to retire certain of its subordinated debt securities. Proceeds not used for these purposes will be retained by the Company for general corporate purposes. See "USE OF PROCEEDS TO ISSUER".

~~**Risk Factors.**~~

~~Purchase of Shares offered hereby involves certain risks of which each prospective investor should be aware. See "RISK FACTORS".~~

RISK FACTORS

An investment in the Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment. A prospective investor should consider carefully the risk factors discussed below.

Limited Operating History

Since the Company was incorporated on March 17, 1997 and the Bank has only been operating since July 1, 1998, a prospective investor does not have access to the same type of information in evaluating an investment in the Company as would be available to a prospective purchaser of securities of a financial institution with a longer history of operations. Although the Company realized net income of approximately $1,181,521.00 for the twelve (12) month period ending December 31, 2005, and approximately $465,512.00 for the six (6) month period ending June 30, 2006, there can be no assurance that the Company will continue to generate operating profits. See "DESCRIPTION OF BUSINESS".

Unpredictable Changes in Government Regulation and Ability to Comply

Federal and state laws and regulations impose extensive restrictions on bank holding companies and state-chartered banks which affect the operations of the Company and the Bank. The Company and the Bank are required to maintain certain ratios of primary and total capital to total assets. The Bank is also subject to state and federal regulations as to required reserves, limitations on the nature and amount of loans, approval of mergers and acquisitions, payment of dividends, and other aspects of banking operations. Changes in applicable laws or regulations could affect the amount and size of loans the Bank is permitted to make, the amount of new deposits the Bank is able to accept, the permitted growth rate of the Bank, the Bank's and the Company's ability to pay dividends and other aspects of the banking operations which would directly impact profitability. See "SUPERVISION AND REGULATION".

Unpredictable Economic Conditions

The results of operations for the Company and the Bank may be materially and adversely affected by changes in economic conditions, including declines in real estate market values, changes in interest rates and the monetary and fiscal policies of the federal government. Other factors include inflation, recession, unemployment, money supply and other factors beyond the control of the Company. The Company's and the Bank's profitability will be in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. As a result, an increase or decrease in rates could have a material adverse effect on the Bank's and the Company's net income, capital and liquidity. See "SUPERVISION AND REGULATION".

Dependence on Key Individuals

The successful operation of the Bank and, therefore, the profitability of the Company, will depend upon retaining the services of Richard J. Coe, Kevin T. Lewis, John S. Forberg, Steven P. McDonald, Connie M. Bennett and Jill M. Conard as executive officers of the Bank. The Bank does not have employment agreements with such individuals but does maintain "key-person" life insurance on certain key employees. See "DESCRIPTION OF BUSINESS—EMPLOYEES".

Potential for Assessment of Bank Shares

Under banking laws of the State of Ohio, the common stock of the Bank is subject to assessment if the Bank's capital becomes impaired from losses or other causes and the Ohio Division of Financial Institutions orders such assessment. The Shares of the Company however are not directly assessable by the Division. If the common stock of the Bank is assessed and the Company is required to invest more funds in the Bank, the Company may not have the funds available to do so and may need to acquire additional funds for that purpose from its shareholders, equity markets or through loans, which funds may not be available at that point in time. In such event, the common stock of the Bank could be ordered sold by the Ohio Division of Financial Institutions and the value of the Shares would likely be adversely affected. See "SUPERVISION AND REGULATION".

Competition in Market Area

The banking business is highly competitive and there is no assurance that the Bank will be able to compete successfully in its primary service area. The Bank is a small state bank with limited legal lending authority, limited operations and limited ability to obtain funds. These factors could adversely impact its profitability. The Bank's primary service area contains many larger, established banks with significantly greater facilities and resources than those available to the Bank. Banks from other states also are permitted to compete in Ohio. Other competition will come from savings and loan associations, thrift associations, credit unions, finance companies, brokerage institutions, money market funds and other financial institutions. These and other institutions will compete with the Bank in efforts to obtain new deposits and make loans, in the scope and type of services offered, in interest rates paid on deposits and charges for loans and in other aspects of commercial banking. See "DESCRIPTION OF BUSINESS—Market Area and Competition".

No Dividends in the Immediate Future

The Company has paid no dividends to date and does not intend to pay dividends in the immediate future. The principal source of revenue to the company will be dividends received from the Bank. There can be no assurance that the Bank will ever pay dividends to the Company, and it presently is the intention of the Company to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank is also subject to restrictions set forth in federal and state banking laws. The payment of dividends is further restricted by the terms of certain debt securities previously issued by the Company. The Company will review its dividend policy periodically. See "DESCRIPTION OF BUSINESS—Dividend Policy", "DESCRIPTION OF BUSINESS—Subordinated Debentures" and "SUPERVISION AND REGULATION".

Dilution

Current shareholders of the Company will suffer a dilution in their percentage interest in the outstanding Shares of the Company to the extent that they do not purchase sufficient Shares in this Offering to maintain their proportionate interest in the equity of the Company. This dilution will impact each shareholder's voting rights and the amount of distributions, if any, received by shareholder from the Company. Additionally, purchasers in this Offering will experience an immediate dilution of their equity interest in the Company's Shares. See "DILUTION".

Voting Rights and Lack of Control

Shareholders have no cumulative voting rights, thus permitting a majority of a quorum in the voting power in the election of directors to elect every director and precluding a minority of the voting power in the election of directors from electing any director. See "SECURITIES BEING OFFERED".

The directors and officers of the Company, as of June 30, 2006, beneficially owned 61,637 Shares of the Company. The directors and officers of the Bank, as of June 30, 2006, beneficially owned 77,774 Shares of the Company. Richard J. Coe is entitled to receive 500 additional Shares of the Company pursuant to a certain bonus agreement although such Shares have not yet been issued to Mr. Coe. The officers and directors of the Company and the Bank have indicated that they intend to purchase a total of 6,500 and 7,300 Shares, respectively, in this Offering. The Company has issued options to certain of the officers and directors of the Company and the Bank, which remain outstanding, to purchase up to 133,166 Shares of the Company. Assuming that none of such outstanding options are exercised, none of the 500 Shares required to be issued by the Company to Richard J. Coe are issued and that the directors and officers of the Company and the Bank purchase a total of 6,500 and 7,300 additional Shares, respectively, in this Offering, the directors and officers of the Company as a group will control approximately 17.76% of the voting power if the maximum number of Shares is sold and approximately 20.42% of the voting power if only the minimum number of Shares is sold. The directors and officers of the Bank as a group will control approximately 22.17% of the voting power of the Company if the maximum number of Shares is sold and approximately 25.49% of the voting power if only the minimum number of Shares is sold. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering which would further increase their voting control. See "PLAN OF DISTRIBUTION" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS".

Any additional stock options granted under the Portage Bancshares, Inc. 2004 Stock Incentive Plan or the exercise of any options previously granted under either the 2004 Stock Incentive Plan or the 1997 Stock Incentive Plan may further increase the percentage of voting power of management. See "REMUNERATION OF DIRECTORS AND OFFICERS—Stock Plan".

Risk of Default on Loans or Debentures

The Bank has secured up to a $15,000,000.00 line of credit with Federal Home Loan Bank of Cincinnati of which no amounts were outstanding on June 30, 2006. The Bank had $5,475,753.00 of mortgage-matched fixed-rate advances from the Federal Home Loan Bank with maturities ranging from January 2012 to March 2022. The Bank has granted a security interest in certain of its assets to secure the Bank's obligations to Federal Home Loan Bank of Cincinnati. The Company has secured a $1,000,000.00 line of credit with Great Lakes Bankers Bank and the Bank has secured an $875,000.00 line of credit with Great Lakes Bankers Bank. The Company has also issued certain Floating Rate Junior Subordinated Debt Securities and guaranteed certain obligations of Portage Bancshares Capital Trust I. See "DESCRIPTION OF BUSINESS—SUBORDINATED DEBENTURES". In the event the Company or the Bank does not have funds to pay such obligations when they become due, or in the event the Company or the Bank is not able to obtain additional financing to repay such obligations, there is a risk that the Company and/or the Bank may default on such obligations and such creditors will likely commence collection proceedings against the Company, the Bank and their assets.

Anti-Takeover Provisions Could Affect Change in Control

The Company's Articles of Incorporation and Code of Regulations include certain provisions, the effect of which may be to inhibit a change of control of the Company. These include staggered terms for members of the Company's Board of Directors and the Company's right of first refusal to purchase the common Shares of any shareholder before such shareholder is permitted to sell such common Shares. In addition, Ohio law requires shareholder approval and approval of the Ohio Division of Financial Institutions of the acquisition of certain levels of voting power of the Company. The Bank Holding Company Act of 1956 requires the approval of the Federal Reserve Board of the acquisition of certain levels of voting power of the Company as well. See "SECURITIES BEING OFFERED" and "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES" and "SUPERVISION AND REGULATION".

Limited Public Market; Transfer Restrictions on Sale or Transfer of Shares

There presently is only a limited local market for the Shares and it is not expected that a larger market will develop in the future. Although Community Banc Investments, Inc. ("CBI") presently acts as a market-maker for the Company's Common Shares, trading activity is limited with approximately only 5,500 Shares having traded through CBI between June 2004 and June 2006. Accordingly, purchasers of Shares should be prepared to hold their investment indefinitely. The Shares have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state other than Ohio.

The Company's Code of Regulations provide that before a shareholder (or such shareholder's personal representative or heirs) may sell all or any part of such shareholder's Shares such shareholder must first offer to sell such Shares to the Company at the same price and the same terms offered to such shareholder pursuant to a bona fide written offer received by such shareholder. This restriction could inhibit the creation of a public market for the Shares and may have an adverse effect on the value of the Shares. An investor in the Shares may not be able to liquidate his or her investment easily, if at all.

Arbitrary Offering Price

The offering price of the Shares has been arbitrarily determined by the Company and does not necessarily bear any relationship to the assets, earnings or book value of the Company. Accordingly, the offering price should not be considered an indication of the actual value of the Shares. Such value is subject to change as a result of activities of the Company, market conditions and other of factors, and there can be no assurance that the Shares can be resold at the offering price.

No Preemptive Rights

Purchasers of the Shares offered hereby will not have preemptive rights to acquire other or additional Shares which might, from time to time, be issued by the Company. The lack of such right could cause a dilution in the ownership percentage of any shareholder in the event of a subsequent issuance of any additional shares of capital stock by the Company. See "SECURITIES BEING OFFERED".

Dependence on Local Economy

The success of the Company and the Bank is largely dependent on the general economic conditions of its primary service area which is Portage County, Ohio and the surrounding area. Any factors which adversely affect the economy of the Bank's primary service area could adversely affect the total amount of deposits maintained by customers at the Bank thereby affecting the amount of loans the Bank is able to make and the amount of interest reserve the Bank receives. A downturn in the economy may also lead to a high rate of defaults on loans made by the Bank.

Loan Concentration

The Bank's loan portfolio is concentrated in real estate, commercial and construction lending as well as consumer loans. "Loan Concentrations" are categories of loans that exceed 25% of the Bank's capital structure and loan loss allowance. Although the Company does not believe that the loan concentrations currently pose an undue risk, the concentration in these areas could present risk in the event of a downturn in the local economy, declines in the real estate market or other circumstances may lead to an increase in loan defaults in any of these categories of loans. Excessive defaults in such loan categories would have a material negative impact on the Bank's profitability.

DILUTION

As of June 30, 2006, the Company's and the Bank's consolidated net tangible book value was $10,625,436.00 or $37.45 per Share. "Net tangible book value" per Share represents the amount of total tangible assets less total liabilities of the Company and the Bank, on a consolidated basis, divided by the total number of Shares outstanding. After giving effect to the receipt of the estimated proceeds from the sale of Shares offered hereby, the pro forma net tangible book value as of June 30, 2006 would have been approximately $13,035,436.00 or $39.06 per Share if the minimum number of Shares is sold, and $15,535,436.00 or $40.48 per Share if the maximum is sold. This represents an immediate increase in such pro forma net tangible book value to the existing shareholders of $1.61 per Share if the minimum number of Shares is sold and $3.03 per Share if the maximum number of Shares is sold and an immediate dilution to new investors of $10.94 per Share if the minimum number of Shares is sold and $9.52 per Share if the maximum is sold. The following table illustrates this per Share dilution:

	Minimum	Maximum
Offering Price per Share	$50.00	$50.00
Net tangible book value per Share before the Offering	$37.45	$37.45
Increase per Share attributable to purchasers in the Offering	$ 1.61	$ 3.03
Pro forma net tangible book value per Share after the Offering	$39.06	$40.48
Dilution per Share to purchasers	$10.94	$ 9.52
Dilution as Percentage of Offering Price	21.88%	19.04%

The above computations are based on 283,737 total Common Shares outstanding as of June 30, 2006 and does not include any of the 5,140 Common Shares previously issued by the Company but held as treasury stock on June 30, 2006. The following table summarizes, on the pro forma basis set forth above, as of June 30, 2006, the relative investment of the existing shareholders and the purchasers of Shares in this Offering:

	Number of Common Shares		Total Consideration		Average Price Per Common Share
	Amount	Percent	Amount	Percent	
Maximum					
Existing Shareholders	283,737	73.94%	$7,503,310.00	60.01%	$26.44
Purchasers in this Offering	100,000	26.06%	$5,000,000.00	39.99%	$50.00
Minimum					
Existing Shareholders	283,737	85.02%	$7,503,310.00	75.01%	$26.44
Purchasers in this Offering	50,000	14.98%	$2,500,000.00	24.99%	$50.00

The above computations do not include (i) 133,166 Shares which may be issued upon the exercise of stock options previously granted under the Company's 1997 Stock Incentive Plan or 2004 Stock Incentive Plan or any Shares for options which may be granted in the future pursuant to the Company's 2004 Stock Incentive Plan, (ii) any of the 500 Shares to be issued to Richard J. Coe pursuant to his stock bonus agreement with the Company, or (iii) the 5,140 Common Shares previously issued by the Company but held as treasury stock on June 30, 2006. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

The following computations include each of (i) the 133,166 Shares which may be issued upon the exercise of stock options previously granted under the Company's 1997 Stock Incentive Plan and 2004 Stock Incentive Plan, (ii) the 500 Shares to be issued to Richard J. Coe pursuant to his stock bonus agreement with the Company, and (iii) the 5,140 Common Shares previously issued by the Company but held as treasury stock on June 30, 2006:

	Number of Common Shares		Total Consideration		Average Price Per Common Share
	Amount	Percent	Amount	Percent	
Maximum					
Existing Shareholders	422,543	80.86%	$12,151.790.00	70.85%	$28.76
Purchasers in this Offering	100,000	19.14%	$5,000,000.00	29.15%	$50.00
Minimum					
Existing Shareholders	422,543	89.42%	$12,151,790.00	82.94%	$28.76
Purchasers in this Offering	50,000	10.58%	$2,500,000.00	17.06%	$50.00

PLAN OF DISTRIBUTION

The Company is offering 100,000 Shares, without par value, at $50.00 per Share.

A minimum of 50,000 Shares must be sold in this Offering.

The Company will offer the Shares to existing shareholders of the Company and to the public. If the minimum number of Shares is not sold by March 15~~December 31~~, 2007~~6~~, this Offering will be terminated, unless extended by the Company to no later than June 13~~March 31~~, 2007. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 100 Shares or $5,000.00. The minimum purchase for new shareholders is 500 Shares or $25,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current shares (and unexercised stock options, if any), would result in the shareholder owning a total of 16,000 Shares in the aggregate. The maximum purchase for new shareholders is 16,000 Shares or $800,000.00. The Company will not accept subscriptions from more than 50 persons who were not shareholders of the Company as of June 30, 2006. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering, or extends the date by which such minimum number of Shares must be sold by, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund. Notwithstanding the foregoing, the date by which the minimum number of Shares must be sold by will not be extended beyond June 13~~March 31~~, 2007.

Until at least 50,000 Shares are sold in this Offering, all funds received by the Company for the purchase of Shares will be placed in escrow. The escrow agent will be Morgan Bank, N.A., located at 10 W. Streetsboro Street, Hudson, Ohio 44326. The escrow agent's telephone number is (330) 656-5050. In the event this Offering is terminated because the minimum number of Shares is not sold, or for any other reason, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will promptly return to each investor the funds received from such investor for the purchase of Shares, with interest. This Offering will not be extended beyond June 13~~March 31~~, 2007.

The Company presently intends for Shares to only be offered to residents of the State of Ohio. However, if necessary in order to sell all of the securities, the Company, through its officers and directors, may make limited offers and sales to existing shareholders in other states to the extent permissible under such states securities laws. Existing shareholders of the Company currently reside in Arizona, California, Colorado, Florida, Georgia, Kentucky, Maryland, Ohio, Pennsylvania, South Carolina, Tennessee and Texas.

Certain officers and directors of the Company and officers and directors of the Bank have indicated that they intend to purchase a total of 6,500 and 7,300 Shares being offered pursuant to this Offering, respectively. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering. The maximum purchase for such officers and directors who are existing shareholders is the number of Shares which, when added to such person's current Shares and unexercised stock options (if any), would result in the person owning a total of 16,000 Shares in the aggregate. The maximum purchase for such officers and directors who are not existing shareholders is 16,000 Shares or $800,000.00.

The Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being offered and sold in reliance on Section 3(b) of the Act and Regulation A as promulgated by the Securities and Exchange Commission.

The Shares are being offered for sale on behalf of the Company by its officers and directors and by the officers, directors and employees of the Bank solely by means of this Offering Statement. The Company does not intend to offer Shares through any underwriter or through brokers, although it may later do so if the Company determines that it will be unable to obtain subscriptions for the minimum or maximum amount of this Offering without such services. Prior to any underwriter or broker commencing sales of Shares in this Offering, the Company will be required to file a post-qualification amendment to this Offering Statement with the Securities and Exchange Commission and the Commission and appropriate state securities regulators will need to first approve such amendment. Pending approval, the Company would likely continue to offer the Shares for sale by its officers and directors and the officers, directors and employees of the Bank. The amount of any discount or commission paid to any underwriters or brokers and other rights or compensation given to such persons will be subject to limitations prescribed by state securities laws. Such limitations may affect the ability of the Company to retain the services of an underwriter or broker. In the event the Company enters into any arrangement with any underwriter, broker or dealer for the sale of Shares, any such person and the terms of any such arrangement will be disclosed in a supplement to this Offering Statement. Any brokers or dealers effecting sales of Shares may be deemed to be "underwriters" within the meaning of the Act.

No Shares may be offered or sold in any state or jurisdiction where the offer or sale of the Shares may not, in the opinion of legal counsel to the Company, be lawfully made.

The Company is authorized by its Articles of Incorporation to issue up to 800,000 Shares. As of June 30, 2006, 283,737 Shares were outstanding. If all the Shares offered hereby are sold, 383,737 Shares will be outstanding after this Offering. If only 50,000 Shares are sold, the minimum amount which must be sold in this Offering, 333,737 Shares will be outstanding after this Offering. The foregoing assumes that none of the Company's outstanding options to purchase 133,166 shares of the Company's common stock are exercised.

There is presently only a limited local market for the Shares and it is not expected that a larger market will develop in the future.

The price at which the Shares are being offered to the public has been determined arbitrarily by the Company and is not based upon the Company's assets, book value, net worth or any other recognized criterion of value.

Of the 288,877 total Shares previously issued by the Company (283,737 Shares of which were outstanding as of June 30, 2006), 400 of such Common Shares were issued to the founding shareholders of the Company in connection with the initial incorporation of the Company. Such founding shareholders who were not accredited investors at the time were determined by the Company to have such knowledge and experience in financial and business matters that such persons were capable of evaluating the merits and risks of such investment. Such Common Shares were sold for a price of $25.00 per share and were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. 200,000 of such Common Shares were offered and sold by the Company in 1998 for a price of $25.00 per share in connection with an offering by the Company in reliance on the exemption from registration provided by Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder. 81,643 of such Common Shares were offered and sold by the Company in 2000 for a price of $30.00 per share in connection with an offering by the Company in reliance on the exemption from registration provided by Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder. 6,834 of the Common Shares issued and outstanding as of June 30, 2006 were issued in connection with the exercise of stock options previously granted by the Company under its 1997 and 2004 Incentive Stock Option Plans. 6,000 of such option Common Shares were issued for an exercise price of $25.00 per share and 834 of such option Common Shares were issued for an exercise price of $30.00 per share.

PURCHASER SUITABILITY

Each prospective purchaser should realize that there exists only a limited local market for the Shares and no exchange or national market for the Shares is likely to develop for the resale of the Shares. In addition, because of the various risk factors and the lack of liquidity, each prospective purchaser should be of sufficient financial means to assume the risks inherent in the purchase of the Shares and must evaluate whether such investment is suitable based upon such purchaser's investment objectives, financial situation and needs. Each prospective purchaser will be required to represent that he/she has sufficient knowledge and experience in business and financial matters to evaluate the merits and risks of an investment in the Shares. Prospective purchasers should carefully consider all of the risks relating to an investment in the Shares, including, but not limited to, the risk factors discussed above and should consult their own legal, tax and financial advisors.

AVAILABLE INFORMATION

On or about August 28, 1997, the Company filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State

Application") to be named Portage Community Bank (the "Bank"). The Bank applied with the Federal Deposit Insurance Corporation ("FDIC") for federal deposit insurance coverage of its deposits on or about January 21, 1998 (the "FDIC Application"). The Company submitted an application to the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about March 6, 1998 (the "Federal Reserve Board Application"). The State Application, Federal Reserve Board Application and the FDIC Application contain certain information which is not set forth in this Offering Statement. On June 22, 1998, the Bank obtained a Certificate of Authority from the Division. On June 22, 1998, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company.

The State Application is available for public inspection at the offices of the Ohio Department of Commerce, Division of Financial Institutions, 77 South High Street, Columbus, Ohio 43266-0549. The FDIC Application is available for public inspection at the regional offices of the FDIC, 500 West Monroe Street, Suite 3600, Chicago, Illinois 60661. The Federal Reserve Board Application is available for public inspection at the offices of the Federal Reserve Bank of Cleveland, 1455 East Sixth Street, Cleveland, Ohio 44101.

The Company has filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Regulation A Offering Statement on Form 1-A (together with any amendments, the "Form 1-A") under the Securities Act of 1933, as amended, with respect to the securities being offered hereby. This Offering Statement, which is part of the Form 1-A, does not contain all of the information set forth in the Form 1-A and its exhibits. For further information with respect to the Company and the Shares, reference is made to the Form 1-A and the exhibits filed therewith, which may be examined, or copies obtained, from the Commission at the address set forth above. Any statements contained in this Offering Statement concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Form 1-A or otherwise filed with the Commission, FDIC, Federal Reserve Board or Division. Each such statement is qualified in its entirety by such reference.

USE OF PROCEEDS TO ISSUER

The net proceeds from the sale of the Shares, estimated to be $4,910,000.00 if all the Shares offered hereby are sold and $2,410,000.00 if only the minimum number of Shares is sold, are anticipated to be used to provide additional capitalization for the Bank to support loans, investments and other banking activities. In the event the maximum number of Shares being offered are sold, the Company intends to use a portion of the net proceeds of this Offering to retire certain of its subordinated debt securities. The redemption by the Company of its subordinated debt securities will result in the dissolution of Portage Bancshares Capital Trust I, a Delaware statutory trust, which was formed by the Company in connection with the issuance of such subordinated debt securities by the Company. See "DESCRIPTION OF BUSINESS—SUBORDINATED DEBENTURES".

	Minimum	**Maximum**
Proceeds from Offering	$2,500,000.00	$5,000,000.00
Less: Estimated Offering Expenses	$ 90,000.00	$ 90,000.00
Net Proceeds from Offering	$2,410,000.00	$4,910,000.00
Capitalization of Bank	$2,410,000.00	$2,410,000.00
Redemption of Subordinated Debentures	$ 0	$2,500,000.00

The Federal Board, Division and FDIC require banks and bank holding companies to maintain minimum capital ratios. Should the Bank continue to grow and its deposits continue to increase, the Company will be required by the regulatory authorities to contribute additional capital to the Bank to support such growth. In the event all of the proceeds are not immediately needed for the uses described above, the Company will retain such proceeds for future contributions to the capital of the Bank and possible future acquisitions and expansions, although the Company has no pending, contemplated or anticipated acquisition plans.

While management believes that the net proceeds of this Offering will be sufficient to satisfy the Bank's capital requirements until at least 2009, there can be no assurance that the Bank will not require additional capital in the future.

The Company and the Bank reserve the right to change the anticipated use of proceeds from the sale of the Shares in the event changes are necessary to comply with regulatory requirements or for other reasons. In such event, the Company and the Bank will limit the use of such proceeds to activities incidental to banking activities and/or activities which banks are permitted to engage in under federal and state banking laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Introduction

The following discusses the financial condition of the Company and the Bank as of June 30, 2006 as compared to December 31, 2005 and December 31, 2005 compared to December 31, 2004. The results of operations for the years ended December 31, 2005 and 2004 and the six month period June 30, 2006 to June 30, 2005 are also discussed. This discussion should be read in conjunction with the June 30, 2006 interim consolidated financial statements and footnotes and the December 31, 2005 consolidated financial statements and footnotes included therein.

Management Strategy

The Company is a community-oriented financial institution offering a variety of financial services but focuses mainly on the small business niche market of communities it serves. The Company attracts deposits from the community, along with borrowings and other funds, to originate loans. The Company's deposits are insured up to the maximum allowable amount by the FDIC. The Company will invest any excess funds in securities as warranted.

The Company is not aware of any market or institutional trends, events or circumstances that are expected to have a material effect on liquidity, capital resources or operations, except as otherwise disclosed. The Company is not aware of any current recommendations by its regulators which would have a material effect if implemented.

Comparisons of Financial Condition at June 30, 2006 and December 31, 2005

The Company's total assets at June 30, 2006 were $163.7 million, an increase of $16.2 million, or 11.0%, from $147.5 million at December 31, 2005. Federal funds sold increased by $4.2 million in the first six months of 2006 from $0.3 million at December 31, 2005 to $4.5 million at June 30, 2006 due to increased deposit balances.

Total loans increased by $9.8 million, growing to $133.7 million at June 30, 2006 from $123.8 million at December 31, 2006. Much of the Company's loan growth occurred in the real estate and business loan portfolios, which increased $1.5 and $7.0 million, respectively. The allowance for loan losses as a percentage of total loans was 1.37% at June 30, 2006 and 1.38% at December 31, 2005.

The Company also grew its deposit portfolio by $20.2 million, or 16.3% from December 31, 2005. The majority of the growth was in the savings and time deposits, which increased $9.2 million and $16.0 million from December 31, 2005. The growth was mainly due to the increase in interest rates offered on the Company's deposit products and a new large public fund deposit from a local school district. This increase was partially offset by a decrease in interest-bearing demand accounts of $5.8 million. The growth in time deposits included the addition of $7.0 million of brokered deposits during the six months ended June 30, 2006. The growth in deposits was used to fund loan growth, increase the liquidity of the Company and repay the cash management advance from the Federal Home Loan Bank.

Comparisons of Financial Condition at December 31, 2005 and December 31, 2004

The Company's total assets at December 31, 2005 were $147.5 million, an increase of $22.2 million, or 17.7%, from $125.3 million at December 31, 2004. Asset growth was primarily attributable to the purchase of securities and loan growth. Securities increased by $4.8 million from $5.7 million at December 31, 2004 to $10.5 million at December 31, 2005. The Company decided to shift funds from interest-bearing deposits to the security portfolio to earn a higher yield. Federal funds decreased $3.3 million over the same period. These funds were used to support loan growth. The growth in fixed assets was due to the building of the operation and finance facility during 2005 and with the purchase of lots for future branches.

Total loans increased by $17.7 million, growing to $123.8 million at December 31, 2005 from $106.1 million at December 31, 2004. Much of the Company's loan growth occurred in the real estate and business loan portfolios, which increased $3.1 and $15.1 million, respectively. The allowance for loan losses as a percentage of total loans was 1.38% and 1.35% at December 31, 2005 and December 31, 2004.

The Company also grew its deposit portfolio by $16.0 million, or 14.8% from December 31, 2004. The majority of the growth was in time deposits, which increased $22.4 million from December 31, 2004. This increase was partially offset by a decrease in interest-bearing demand accounts of $11.8 million. While deposits grew during 2005, the Company still needed additional funding for loan growth and used FHLB advances.

Comparison of Results of Operations for the Periods ended June 30, 2006 and 2005

General. Net income for the six months ended June 30, 2006 decreased by $142,834, or 23.5% when compared to the six months ended June 30, 2005. The main reasons for the decrease are the increase in the provision for loan losses and noninterest expense partially offset by an increase in net interest income and noninterest income. These items will be discussed further in the following paragraphs.

Net Interest Income. The inverted yield curve which occurred during the first half of 2006 had a major impact on the net interest income. While interest income increased by approximately $1.0 million, or 25.5%, interest expense kept a close pace and grew by approximately $875,000, or 61.6%. Until the current interest rate environment changes, the Company will continue to have compressed margin results.

Provision for Loan Losses. During the first six months of 2006, the Company increased the provision for loan losses when compared to the prior year comparable period. The increase was a direct result of the increase in nonperforming loans.

Noninterest Income. Total noninterest income increased during the first six months of 2006 by approximately $41,000, or 18.4%. The increase was mainly due to additional revenue on service charges and other fees charged to customers because of overall growth of the Company. As the Company continues to grow and expand the customer base, service fees are expected to increase.

Noninterest Expense. The increase in total noninterest expense was approximately $277,000 and was mainly driven by the increase in salaries, wages and employee benefits. As the Company continues to grow the need to retain and attract employees is paramount. Advertising expense decreased during the first six months of 2006 compared to 2005 due to less promotion activities for the time periods. The increase in other expenses was mainly a result of the balance sheet growth for the comparable time periods which resulted in additional costs for various items.

Income Taxes. The provision for income taxes totaled an expense of approximately $212,000 for the six months ended June 30, 2006 compared to $305,000 for the six months ended June 30, 2005, due to the decrease in income before taxes. The effective tax rate was 31.3% for the six months ended June 30, 2006 and 33.4% for the six months ended June 30, 2005. The decrease in the effective tax rate was due to higher interest income on nontaxable securities and higher earnings on Bank owned life insurance in the current six month period.

Comparison of Results of Operations for the Years ended December 31, 2005 and 2004

General. Net income for the period ended December 31, 2005 increased by $245,000, or 26.1% from $937,000 for the year ended December 31, 2004 to net income of $1.2 million for the year ended December 31, 2005. The increase in net income was primarily due to the increase in net interest income.

Net Interest Income. Net interest income is the largest component of the Company's net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities. The increase in interest income was due to both an increase in the average volume of earning assets and an increase in the yield earned on those assets during 2005. The increase in interest expense was also impacted by both an increase in the average volume and the rates associated with deposits and other borrowings.

Net interest income increased approximately $622,000, or 13.8% for the year ended December 31, 2005. The primary reason for the increase in net interest income was the growth in average earning assets. Management has focused on growing the loan portfolio, with a focus on business loans. Additionally, these loans tend to yield a higher interest rate than residential real estate loans. Since the majority of the loans in the business portfolio are variable rate and tied to some index, the interest income should increase as rates increase. The $1.8 million increase in interest income was reduced by the increase in interest expense, which grew by $1.1 million, or 56.6%. The year ended December 31, 2005 had a full year of expense associated with the subordinated debentures, which were issued during 2004.

Provision for Loan Losses. The provision for loan losses is based on management's regular review of the loan portfolio, which considers factors such as past loss experience, prevailing general economic conditions and considerations applicable to specific loans, such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral, as well as changes in the size and growth of the loan portfolio.

A provision for loan losses of $350,000 was recorded during the year ended December 31, 2005, representing a decrease of $108,000, or 23.5%. At December 31, 2005, the allowance for loan losses represented 1.38% of total loans compared to 1.35% at December 31, 2004. The decrease in the provision was primarily due to the increase in recoveries of loans which had been previously charged-off. Management believes the allowance for loan losses is adequate to absorb probable incurred losses; however, future additions to the allowance may be necessary based on changes in economic conditions.

Noninterest Income. The Company experienced a very small increase in total noninterest income. The year ended December 31, 2004 had $25,000 in gain on sales of securities which December 31, 2005 did not have. The gain on sale of securities is currently not a frequent occurrence for the Company. Service charges and other fee income increased by $18,000, or 8.7%. The increase in these fees is due to the growth of the Company's customer base.

Noninterest Expense. Noninterest expense increased $367,000, or 11.7% for the year ended December 31, 2005 compared to the same period in 2004. The majority of the increase was in salaries and employee benefits, which increased by $224,000, or 13.9%. The increase was due to normal merit and salary increases along with attracting new employees as the Company grows. As the Company continues to grow and expand into new markets this expense should continue to increase. The maturity of noninterest expense categories increased from 2004 to 2005 due to the necessary infrastructure to support the growth of the Company. Professional expenses decreased during 2005 due to less legal work performed and the timing of the loan review service.

Income Taxes. The provision for income taxes totaled an expense of $574,000 for the year ended December 31, 2005 compared to $452,000 for the year ended December 31, 2004, due to the increase in income before taxes. The effective tax rate for the year ended December 31, 2005 and 2004 was almost unchanged at 32.7% for 2005 and 32.5% for 2004.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, principal and interest payments on loans and securities, borrowings from the Federal Home Loan Bank of Cincinnati and subordinated debentures. The Company uses the funds generated to support its lending and investment activities as well as any other demands for liquidity such as deposit outflows. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows, mortgage prepayments and the exercise of call features are greatly influenced by general interest rates, economic conditions and competition. Depending on market conditions, the pricing of deposit products and Federal Home Loan Bank advances, the Company may rely on Federal Home Loan Bank borrowing or other borrowings to fund asset growth.

The Company's most liquid assets are cash and cash equivalents. The levels of those assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At June 30, 2006, December 31, 2005 and December 31, 2004, cash and cash equivalents totaled $9.2, $4.4 and $7.5 million, or 5.6%, 3.0% and 6.0% of total assets.

The Company relies primarily on competitive rates, customer service and personal relationships with customers to retain deposits. Based on the Company's experience with deposit retention and current retention strategies, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Company.

At June 30, 2006 and December 31, 2005, the Bank exceeded all of its regulatory capital requirements. The capital ratios are disclosed in the footnotes of the consolidated financial statements which accompany this document as well as in the section below entitled "SUPERVISION AND REGULATION—Capital".

Management is not aware of any matters subsequent to June 30, 2006 that would cause the Bank's or the Company's capital category to change.

DESCRIPTION OF BUSINESS

Formation

The Company was incorporated on March 17, 1997, as an Ohio corporation, for the purpose of becoming a bank holding company and forming a commercial bank with an Ohio charter. On or about August 28, 1997, the Bank filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). The Bank applied with the Federal Deposit Insurance Corporation for federal insurance coverage of its deposits on or about January 21, 1998 (the "FDIC Application"). The Company filed an application with the Board of Governors of the Federal Reserve System (the "Federal Reserve") for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about March 6, 1998 (the "Federal Reserve Board Application"). On June 22, 1998 the Bank obtained a Certificate of Authority from the Division. On June 22, 1998, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company. See "SUPERVISION AND REGULATION". The Company purchased the shares of Portage Community Bank (the "Bank") on June 12, 1998 and began operating the Bank on July 1, 1998 at its original office located at 1311 East Main Street in Ravenna, Ohio. On April 21, 2006, the Bank applied to the Federal Reserve and the Division to open its second office in Kent, Ohio. After receiving such approval from the Federal Reserve and the Division, the Bank opened its new Kent office to the public on July 26, 2006. The Company also owns all of the issued and outstanding common securities of Portage Bancshares Capital Trust I, a Delaware statutory trust, which was established by the Company in connection with the issuance and sale of floating rate trust preferred securities. See "DESCRIPTION OF BUSINESS—SUBORDINATED DEBENTURES".

Business

The principal business of the Company is the ownership and operation of the Bank, which is a wholly owned subsidiary of the Company and its principal asset. The Company is a bank holding company with consolidated total assets of approximately $163,709,036.00 at June 30, 2006.

The Bank's main office is located at 1311 East Main Street, Ravenna, Ohio 44266 and the Bank's new Kent office is located at 1532 South Water Street, Kent, Ohio 44240. See "DESCRIPTION OF PROPERTY".

In the future, the Company may acquire or organize other financial institutions with state or federal charters, however the Company has no pending, contemplated or anticipated acquisition plans. The Company may also in the future engage in other activities permitted under the Bank Holding Company Act of 1956, as amended, although it does not have any present plans to do so. The Bank and the main office of the Company are located at 1311 East Main Street, Ravenna, Ohio 44266. The Company's telephone number is (330) 296-8090.

The Bank

Although wholly owned by the Company, the Bank is an independent community bank. As a community bank, the Bank primarily serves individuals and small and medium-sized businesses located in Ravenna, Ohio and the surrounding community. The Bank provides a full range of retail banking services, including (i) the acceptance of demand, savings and time deposits, (ii) the making of loans to consumers, businesses and other institutions, (iii) the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds, and (iv) other miscellaneous financial services usually handled for customers by commercial banks. The Bank offers its customers deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available as well as broker-dealer services. The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount. At June 30, 2006, the Bank had deposits of $144,185,458.00.

The principal sources of the Bank's revenues are: (i) interest and fees on loans, (ii) deposit service charges, (iii) federal funds sold (funds loaned on a short-term basis to other banks), and (iv) interest on investments (principally government securities). The Bank's lending activity consists of short-to-medium-term commercial and consumer loans, including operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans or lines of credit, home improvement and rehabilitation loans and VISA national credit cards. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts, internet banking services and telephone banking services. The Bank has a night depository and an automated teller machine as well as drive-up services.

Changes in governmental monetary policy and other economic trends may affect the ability of the Bank to attract deposits and make loans and may also affect the demand for mortgage and other loans, and, accordingly, the operating results of the Bank. The Company is unable to predict the nature or extent of the effect on the Bank's operating results of monetary policy changes or other economic factors over which the Company has no control, such as unemployment and inflation. The success of the Bank will depend in significant part upon its ability to match its sources and uses of funds so as to create a favorable net interest spread. Given the volatility of interest rates, it is possible that in the future the interest income earned by the Bank on loans and investments will be less than the interest paid by it on deposits and borrowings. While the Company will seek to manage this risk in a way that is advantageous to its shareholders, there is no assurance that it will succeed.

The following information is provided in accordance with the provisions of Industry Guide 3:

I. DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The following table sets forth certain information relating to the Bank's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. The average balance for securities available for sale is computed using the carrying value and the average yield on securities available for sale has been computed using the historical amortized cost average balance. Nonaccrual loans are included in the loan totals. Yields on nontaxable securities have been computed on a fully taxable equivalent basis using a 34% tax rate.

	Six months ended June 30, 2006			**Six months ended June 30, 2005**		
($ Thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:						
Loans	$130,381	$4,619	7.08%	$112,305	$3,683	6.56%
Taxable securities	9,587	187	3.83	7,498	134	3.52
Tax-exempt securities	1,052	28	5.33	389	11	5.62
Federal funds sold and other short-term funds	1,620	43	5.37	3,966	55	2.78
Restricted stock	670	18	5.37	634	14	4.44
Total interest-earning assets:	143,310	4,895	6.82	124,792	3,897	6.24
Noninterest-earning assets:						
Cash due from financial institutions	3,351			4,025		
Premises and equipment, net	3,894			1,881		
Bank owned life insurance	3,062			2,464		
Accrued interest and other assets	1,230			1,017		
Less: Allowance for loan losses	(1,814)			(1,481)		
Total noninterest-earning assets:	9,723			7,906		
Total assets:	$153,033			$132,698		
Interest-bearing liabilities:						
Demand deposits	$ 16,777	$ 162	1.94	$ 33,970	$ 365	2.15
Savings deposits	27,750	449	3.23	20,322	150	1.47
Time deposits	67,556	1,366	4.04	44,723	703	3.15
FHLB and other borrowings	9,270	205	4.42	5,843	117	4.02
Subordinated debentures	2,450	111	9.10	2,450	84	6.81
Total interest-bearing liabilities:	123,804	2,293	3.70	107,308	1,419	2.64
Noninterest-bearing liabilities:						
Demand deposits	17,870			14,960		
Accrued interest and other liabilities	982			921		
Total noninterest-bearing liabilities:	18,852			15,821		
Total liabilities:	142,656			123,189		
Total shareholders' equity:	10,377			9,509		
Total liabilities and shareholders' equity:	$153,033			$132,698		
Net Interest Spread		$2,602	3.12%		$2,478	3.60%
Margin			3.63%			3.97%

($ Thousands)	Year ended December 31, 2005 Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Year ended December 31, 2004 Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
Assets:						
Interest-earning assets:						
Loans receivable	$116,341	$7,844	6.74%	$100,992	$6,355	6.29%
Taxable securities	8,551	312	3.60	3,387	102	3.00
Nontaxable securities	716	39	5.37	53	3	6.03
Federal funds sold and other short-term funds	2,808	86	3.07	3,155	43	1.36
Restricted stock	638	35	5.41	598	33	5.59
Total interest-earning assets:	129,054	8,316	6.44	108,185	6,536	6.04
Noninterest-earning assets:						
Cash and due from financial institutions	3,959			3,205		
Premises and equipment, net	2,548			1,369		
Bank owned life insurance	2,501			2,345		
Accrued interest and other assets	1,151			910		
Less: Allowance for loan losses	(1,552)			(1,360)		
Total noninterest-earning assets:	8,607			6,469		
Total assets:	$137,661			$114,654		
Liabilities and shareholders' equity:						
Interest-bearing liabilities:						
Demand deposits	$ 31,028	$ 670	2.16%	$ 20,311	388	1.91%
Savings deposits	20,820	388	1.87	25,050	227	0.91
Time deposits	49,439	1,655	3.35	40,396	1,106	2.74
FHLB advances and other borrowings	7,227	299	4.14	5,296	216	4.08
Subordinated debentures	2,450	159	6.49	1,633	89	5.41
Total interest-bearing liabilities:	110,964	3,171	2.86	92,686	2,026	2.19
Noninterest-bearing liabilities:						
Demand deposits	15,930			12,261		
Accrued interest payable and other liabilities	976			951		
Total noninterest-bearing liabilities:	16,906			13,212		
Total liabilities:	127,870			105,898		
Total shareholders' equity:	9,791			8,756		
Total liabilities and shareholders' equity:	$137,661			$114,654		
Net Interest Income		$5,145			$4,510	
Net Interest Spread			3.58%			3.85%
Net Yield on Interest-Earning Assets			3.98%			4.17%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior period rate), (ii) changes in rate (change in rate multiplied by prior period volume) and (iii) total changes in rate and volume. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to volume and the change due to rate.

	Six months ended June 30, 2006 vs. 2005		
	Increase (Decrease) due to		
($Thousands)	Volume	Rate	Net
Interest-earning assets:			
Loans receivable	$624	$312	$ 936
Taxable securities	41	12	53
Tax-exempt securities	18	(1)	17
Federal funds sold and other short-terms funds	(45)	33	(12)
Restricted stock	1	3	4
Total interest-earning assets:	$639	$359	$998
Interest-bearing liabilities:			
Demand deposits	$(170)	$(33)	$(203)
Savings deposits	70	229	299
Time deposits	425	238	663
FHLB advances and other borrowings	75	13	88
Subordinated debentures	-	27	27
Total interest-bearing liabilities	$400	$474	$874
Increase in net interest income	$239	$(115)	$124

	Year ended December 31,					
	2005 vs. 2004			**2004 vs. 2003**		
	Increase (Decrease) due to			Increase (Decrease) due to		
($Thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets:						
Loans receivable	$1,013	$476	$1,489	$926	$(295)	$631
Taxable securities	186	24	210	26	5	31
Tax-exempt securities	36	-	36	3	-	3
Federal funds sold and other short-term funds	(5)	48	43	(11)	12	1
Restricted stock	3	(1)	2	2	11	13
Total interest-earning assets:	$1,233	$547	$1,780	$946	$(267)	$679

($Thousands)	Year ended December 31,					
	2005 vs. 2004			2004 vs. 2003		
	Increase (Decrease) due to			Increase (Decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest-bearing liabilities:						
Demand deposits	$226	$56	$282	$245	$93	$338
Savings deposits	(44)	205	161	(31)	(40)	(71)
Time deposits	276	273	549	(15)	(59)	(74)
Other borrowings	80	3	83	(2)	(5)	(7)
Subordinated debentures	50	20	70	88	-	88
Total interest-bearing liabilities:	$588	$557	$1,145	$285	$(11)	$274
Increase in net interest income	$645	$(10)	$635	$661	$(256)	$(405)

II. INVESTMENT PORTFOLIO

The estimated fair values of securities available for sale at June 30, 2006 and December 31, 2005 and 2004 are as follows:

	Fair Value	**Gross Unrealized Gains**	**Gross Unrealized Losses**
June 30, 2006			
U.S. Government and federal agency	$ 6,969,569	$ --	$(189,356)
Municipal securities	1,042,977	2,562	(20,407)
Mortgage-backed securities	3,043,085	--	(84,003)
	$11,055,631	$ 2,562	$(293,766)

	Fair Value	**Gross Unrealized Gains**	**Gross Unrealized Losses**
December 31, 2005			
U.S. Government and federal agency	$ 7,497,747	$ --	$(159,855)
Municipal securities	1,055,267	4,591	(16,773)
Mortgage-backed securities	1,949,262	--	(36,165)
	$10,502,276	$4,591	$(212,793)

	Fair Value	**Gross Unrealized Gains**	**Gross Unrealized Losses**
December 31, 2004			
U.S. Government and federal agency	$ 5,603,600	$ 756	$(54,088)
Municipal securities	102,545	2,545	--
	$ 5,706,145	$3,301	$(54,088)

The following tables present the weighted average yields by maturity and security type.

Maturities of Investment Securities

	Due in one year or less		Due in one to five years		Due in five to ten years		Greater than ten years	
June 30, 2006	Amount	Weighted Average Yields	Amount	Weighted Average Yields	Amount	Weighted Average Yields	Amount	Weighted Average Yields
U.S. Government and federal agency	$989,304	3.47%	$5,980,265	3.52%	$ —	—	$ —	—
Municipal Securities[1]	—	—	—	—	100,495	4.00%	942,482	3,58%
Mortgage-backed securities	—	—	—	—	746,107	4.70%	2,296,978	5.16%
	$989,304	3.47%	$5,980,265	3.52%	$846,602	4.62%	$3,239,460	4.70%

Maturities of Investment Securities

	Due in one year or less		Due in one to five years		Due in five to ten years		Greater than ten years	
December 31, 2005	Amount	Weighted Average Yields	Amount	Weighted Average Yields	Amount	Weighted Average Yields	Amount	Weighted Average Yields
U.S. Government and federal agency	$1,001,935	3.70%	$6,495,812	3.49%	$ —	—	$ —	—
Municipal Securities[1]	—	—	—	—	100,719	4.00%	954,548	3,55%
Mortgage-backed securities	—	—	—	—	847,472	4.75%	1,101,790	4.20%
	$1,001,935	3.70%	$6,495,812	3.49%	$948,191	4.67%	$2,056,338	3.90%

[1]The weighted average yield on tax-exempt obligations has not been determined on a tax equivalent basis.

III. LOAN PORTFOLIO

A. Types of Loans – The following table presents certain information regarding the compositions of the Company's loan portfolio at the dates indicated:

	June 30, 2006		December 31, 2005		2004	
Business loans	$ 82,737,489	61.0%	$ 75,731,572	60.3%	$ 60,610,339	56.3%
Real estate loans	26,221,089	19.3	24,693,313	19.6	21,636,305	20.1
Home equity lines of credit	17,310,166	12.8	17,023,779	13.5	18,641,052	17.3
Personal loans	7,690,720	5.7	7,062,655	5.6	5,611,609	5.2
Credit line and overdrafts	990,895	0.7	362,680	0.3	352,046	0.3
Credit card	753,142	0.5	830,623	0.7	803,269	0.8
Total loans	135,703,501	100%	125,704,622	100%	107,654,620	100%
Net deferred loan fees	(146,583)		(129,576)		(108,864)	
Allowance for loan losses	(1,856,250)		(1,729,500)		(1,451,450)	
Loans, net	$133,700,668		$123,845,546		$106,094,306	

B. Maturities and Sensitivities of Loans to Changes in Interest Rates

Loan Maturities and Sensitivity to Changes in Interest Rates

June 30, 2006	Within one year	One to five years	After five years	Total
Business loans	$23,122,286	$17,629,486	$41,985,717	$82,737,489
Real estate loans	20,626,528	447,241	5,147,320	26,221,089
Home equity lines of credit	--	4,629,310	12,680,856	17,310,166
Personal loans	334,678	3,145,604	4,210,438	7,690,720
Credit line and overdrafts	113,761	819,566	57,568	990,895
Credit card	753,142	--	--	753,142
	$44,950,395	$26,671,207	$64,081,899	$135,703,501

Of the loans due after one year, $67,651,460 have variable interest rates, and $23,101,646 have fixed interest rates.

December 31, 2005	Within one year	One to five years	After five years	Total
Business loans	$22,849,832	$14,571,857	$ 38,309,883	$ 75,731,572
Real estate loans	19,654,982	563,587	4,474,744	24,693,313
Home equity lines of credit	--	4,088,186	12,935,593	17,023,779
Personal loans	234,181	3,020,484	3,807,990	7,062,655
Credit line and overdrafts	55,401	234,544	72,735	362,680
Credit card	830,623	--	--	830,623
	$43,625,019	$22,478,658	$ 59,600,945	$125,704,622

Of the loans due after one year, approximately $61,834,788 have variable interest rates, and $20,244,815 have fixed interest rates.

C. Risk Elements

1. Nonaccrual, Past Due, Restructured and Impaired Loans – The following schedule summarizes nonaccrual, past due, restructured and impaired loans at the indicated periods.

	June 30, 2006	December 31, 2005	December 31, 2004
(a) Loans accounted for on a nonaccrual basis	$1,208,756	$606,969	$453,925
(b) Accruing loans which are contractually past due 90 days or more as to interest or principal payments	50,954	225,823	115,243
(c) Loans not included in (a) or (b) which are "Troubled Debt Restructurings" as defined by Statement of Financial Accounting Standards No. 15"	--	--	--
	$1,259,710	$832,792	$569,168

Gross interest income that would have been recorded on nonaccrual loans outstanding if the loans had been current, in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period	40,548	28,657
Interest income actually recorded on nonaccrual loans and included in net income for the period	--	--

Discussion of the Nonaccrual Policy

The Bank places loans on the nonaccrual status when the principal and/or interest are more than 90 days past due unless the loan is well secured and in the process of collection. The Bank also places a loan on nonaccrual status if the repayment in full is not expected or if there is a significant deterioration in the financial condition of the borrower. The increase in nonaccrual loans from December 31, 2005 to June 30, 2006 was not the result of a specific problem in the portfolio or economic conditions. Two business loans totaling $501,000, two real estate loans totaling $278,000 and two personal loans totaling $46,000 were transferred to nonaccrual status during the six months ended June 30, 2006. These additions were partially offset by payoffs, paydowns and charge-offs during the six months ended June 30, 2006.

2. Potential Problem Loans

At June 30, 2006 and December 31, 2005 and 2004, there were certain loans totaling $5,218,257, $5,442,080 and $4,369,071 not otherwise identified above which are included on the Bank's management's watch list. Management's watch list includes both loans which management has some doubt as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers financial condition. However, these loans are still accruing interest and are not past due 90 days or more. These loans and their potential loss exposure have been considered the Bank's management's analysis of the adequacy of the allowance for loan losses.

3. Foreign Loans Outstanding

There were no foreign outstandings during the periods presented.

4. Loan Concentrations

There are no concentrations of loans greater than 10% of total loans which are not otherwise disclosed as a category of loans in the footnotes to financial statements.

D. Other Interest-Bearing Assets

At June 30, 2006 and December 31, 2005 and 2004, there are no other interest-bearing assets that are past due or for which management does not expect full payment.

IV. SUMMARY OF LOAN LOSS EXPERIENCE

A. The following schedule presents an analysis of the allowance for loan losses and related ratios for the following periods:

	June 30, 2006	December 31, 2005	December 31, 2004
Balance at beginning of period:	$1,729,500	$1,451,450	$1,141,975
Charge-offs:			
Credit line and overdraft	$ (82,230)	$ (1,790)	$ (4,800)
Credit Cards	(8,071)	(44,415)	(27,467)
Real estate	(89,713)	(77,241)	--
Personal	(4,900)	(25,130)	(60,485)
Business	--	(203,037)	(104,198)
Total charge-offs	(184,914)	(351,613)	(196,950)
Recoveries:			
Credit line and overdraft	--	--	--
Credit Cards	110	160	6,470
Real estate	83,000	65,000	--
Personal	9,397	17,976	35,993
Business	723	96,265	6,020
Total recoveries	93,230	279,401	48,483
Net charge-offs	(91,684)	(72,212)	(148,467)
Provision for loan losses	218,434	350,262	457,942
Balance at end of period	$1,856,250	$1,729,500	$1,451,450
Ratio of net charge-offs during the period to average loans outstanding during the period	0.14%	0.06%	0.15%

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

The following schedule is a breakdown of the allowance for loan losses allocated by type of loan and related ratios:

	June 30, 2006		December 31, 2005		2004	
Balance at End of Period	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans
Personal	$ 86,448	5.7%	$ 61,085	5.6%	62,495	5.2%
Credit lines	112,131	13.5	97,845	13.8	116,986	17.6
Business	1,499,044	61.0	1,300,207	60.3	1,167,992	56.3
Real estate	133,520	19.3	79,021	19.6	78,913	20.1
Credit cards	25,107	0.5	9,942	0.7	25,064	0.8
Total	$1,856,250	100%	$1,729,500	100%	$1,451,450	100%

V. DEPOSITS

The average amount of deposits and average rates paid are summarized as follows for the periods indicated:

	June 30, 2006		December 31, 2005		2004	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
Noninterest-bearing demand	$ 17,869,142	0.00%	$ 15,930,392	0.00%	$ 12,261,350	0.00%
Interest-bearing demand	16,777,143	1.94	31,027,825	2.16	20,311,397	1.91
Savings	27,749,789	3.23	20,820,498	1.87	25,049,434	0.91
Time	67,556,432	4.04	49,439,089	3.35	40,396,332	2.74
	$129,952,506	3.04%	$117,217,798	2.31%	$98,018,513	1.76%

The following table presents the amount of the Bank's certificates of deposit of $100,000 or more by the time remaining until maturity at June 30, 2006 and December 31, 2005:

	June 30, 2006	December 31, 2005
Three months or less	$ --	$ 104,887
Over three months through six months	3,071,513	612,952
Over six through twelve months	3,213,786	446,545
Over twelve months	8,603,058	415,675
	$14,888,357	$1,580,058

VI. RETURN ON EQUITY AND ASSETS

The ratio of net income to average shareholders' equity and average total assets and certain other ratios are as follows:

	For the six months ended June 30, 2006	For the years ended December 31, 2005	2004
Average total assets	$153,032,520	$137,660,664	$114,654,049
Average shareholders' equity	10,377,401	9,790,915	$8,755,567
Net income	465,512	1,181,521	937,014
Return on average total assets	0.61%	0.86%	0.82%
Return on average shareholders' equity	8.97%	12.07%	10.70%
Cash dividends declared	--	--	--
Dividend payout percentage	n/a	n/a	n/a
Average shareholders' equity to average total assets	6.78%	7.11%	7.64%

VII. SHORT-TERM BORROWINGS

The outstanding balance as of June 30, 2006, December 31, 2005, and 2004, and the weighted average interest rate, average balance and maximum month end balance for the six months ended June 30, 2006 and the years ended December 31, 2005 and 2004 for short-term borrowings were as follows:

	For the six months ended June 30, 2006	For the years ended December 31, 2005	2004
Outstanding at end of period	$ -	$ 3,200,000	$ -
Weighted average interest rate	4.70%	3.88%	-
Maximum amount outstanding, at month end	6,200,000	3,200,000	-
Average balance during the year	3,349,840	1,206,099	-

~~The Company did not have any reportable categories of short-term borrowings during or at the end June 30, 2006. The Company had $3,200,000 of Federal Home Loan Bank cash management advances at an interest rate of 4.46% at the end of December 31, 2005.~~

Investment Policy of Bank

The Bank's general investment objective is to maintain an investment grade portfolio of securities to generate favorable returns on investments, minimize risk and provide adequate liquidity as necessary from time to time along with meeting pledging requirements for local public funds. The Bank's portfolio mix consists primarily of government agencies which comprise approximately 45-60% of the Bank's total portfolio. Mortgage backed securities comprise approximately 30-45% of the total portfolio of the Bank and municipal bonds comprise approximately 10% of the total portfolio. The specific mix of the Bank's portfolio at any given time is subject to change based on prevailing market opportunities and management's analysis of the overall interest rate risk of the portfolio. Callable agency maturities will generally have a maximum stated final maturity of no more than five (5) years. Municipal bonds may have a maturity of up to thirty (30) years. All securities in the Bank's portfolio are categorized as "available for sale" even if the present intention is to hold the security until maturity. In an environment of falling interest rates, the investment strategy of the Bank is to attempt to lock in higher yields with implied call protection in an effort to secure maximum yield without taking an undue credit risk. In an environment of rising interest rates, the investment strategy of the Bank includes purchasing higher coupon mortgage backed securities to help mitigate interest rate risk and provide cash flow to reinvest at higher market rates.

Investment Services

On March 7, 2006, the Bank entered into a certain Investment Services Agreement for Infinex Investments, Inc. Subscribers (the "ISA") with Infinex Investments, Inc., a registered broker-dealer, investment advisor and insurance agency ("Infinex"). Pursuant to the ISA, Infinex operates a service center within the Bank's main office at 1311 East Main Street in Ravenna, Ohio and provides securities brokerage and investment advisory services to the general public and customers of the Bank. Infinex also sells insurance products and related services at such location as well. The services of Infinex do not include the purchase or sale of securities of the Company or Bank. The products and services offered by Infinex at the Bank are rendered through duly licensed, registered and qualified employees of Infinex who may or may not also be employees of the Bank. Employees of the Bank who are not employees of Infinex may distribute promotional literature and other limited information about Infinex services but are not permitted to engage in any investment or insurance related activities on behalf of Infinex. Infinex and the Bank are required to maintain strict and total separation of their businesses within the Bank, including separation of records and physical facilities.

Pursuant to the ISA, the Bank is entitled to receive revenue sharing payments from Infinex based on all securities services, insurance transactions and investment advisory services rendered at or otherwise attributable to the Infinex center at the Bank. Such revenue sharing payments are equal to 80% of the net commissions received by Infinex from such services. "Net commissions" include all fees generated by Infinex at the center, including all 12b-1 and related fees, less transaction costs payable by Infinex. For the eight (8) month period ended August 31, 2006, the total net income received by the Bank from Infinex totaled $12,102.00. Such revenue does not constitute a material portion of the total revenue realized by the Bank for such period.

Beginning on or about March 7, 2007, either party may terminate the ISA with ninety (90) days prior written notice to the other party. Infinex has the right to change the percentage of revenue sharing payments to the Bank with thirty (30) days prior written notice to the Bank. However, the Bank may deliver notice of its desire to terminate the ISA to Infinex within twenty (20) days following receipt by the Bank of notice of an increase in the revenue sharing percentage by Infinex. In such event, the ISA shall terminate thirty (30) days following receipt by Infinex of such notice from the Bank without any reduction in the revenue sharing percentage.

Market Area and Competition

The Bank is a full-service bank serving the entirety of Portage County, Ohio and drawing a small portion of its customers from contiguous counties. Portage County is 507 square miles of which 492 square miles is land. The estimated population in 2005 was 155,631 which would be an increase of 2.3% over the 2000 census population number of 152,061. As of the 2000 census, there were 56,449 households with a median income of $44,347. The median income for a family was $52,820.

The Bank has approximately 29.1% of the total deposits in Ravenna, Ohio which had ten (10) financial institutions competing for a total of $412,732,000 in deposits as of June 30, 2005. The Bank's market share in Ravenna, Ohio as of June 30, 2004 on total deposits of $402,368,000 was 25.5%. This is while the Bank had only one office and no branches. Since that time the Bank has opened an office in Kent, Ohio on July 26, 2006.

The Bank competes primarily with the subsidiary offices of major bank holding companies, including JP Morgan Chase, Key Bank, Huntington National Bank, and National City Bank. The Bank also competes with larger state holding companies, including Sky Bank, First Merit Bank, Fifth Third Bank, and U.S. Bank along with local savings banks such as Home Savings Bank and First Place Bank. The Bank also competes with credit unions and other types of financial intermediaries, including money market funds and other mutual funds and insurance companies, some of which are not subject to the same degree of regulations and restrictions as the Bank.

Some of the larger financial institutions have certain competitive advantages over the Bank, including greater financial and human resources, established contacts with businesses and individuals and the ability to make larger loans to a single borrower than is presently possible for the Bank.

To help it compete effectively, the Bank relies on the experience of its senior officers and the personal and business contacts of its officers, directors and shareholders. While larger commercial banks may offer numerous branch offices, it is management's opinion that the Bank is in a strong position to gain business by providing focused, personalized services to its customers.

Employees

The Company has no employees. Richard J. Coe, Kevin T. Lewis, John S. Forberg, Steven P. McDonald, Connie M. Bennett and Jill M. Conard are executive officers of the Bank. Such officers receive salaries from the Bank but receive no compensation for their services to the Company. The Bank currently employs 26 full-time employees and 19 part-time employees. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

Dividend Policy

The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The principal source of revenue to the Company will be dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company. There can be no assurance that the Bank will ever pay dividends to the Company, and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank is also subject to restrictions imposed by federal and state banking laws. These restrictions are described below under the caption "SUPERVISION AND REGULATION". Payment of dividends is also restricted by the terms of certain debt securities previously issued by the Company. See "DESCRIPTION OF BUSINESS — Subordinated Debentures".

Capitalization

The following table sets forth the capitalization of the Company and the Bank (on a consolidated basis) as of June 30, 2006 and as adjusted to give effect to the issuance and sale of the Shares offered hereby, net of estimated offering costs.

	As of June 30, 2006	As Adjusted Minimum	Maximum
Shareholders' Equity:			
Common shares, no par value, 800,000 shares authorized, 288,877 shares issued; (pro forma 333,737 shares issued at minimum and 383,737 shares issued at maximum)	$7,654,318.00	$10,064,318.00	$12,564,318.00
Treasury Shares, at cost (5,140 shares)	(248,500.00)	(248,500.00)	(248,500.00)
Retained Earnings	3,411,813.00	3,411,813.00	3,411,813.00
Accumulated Other Comprehensive Loss	(192,195.00)	(192,195.00)	(192,195.00)
Total Shareholders' Equity	$10,625,436.00	$13,035,436.00	$15,535,436.00

Subordinated Debentures

In March of 2004, the Company formed Portage Bancshares Capital Trust I, a Delaware statutory trust (the "Trust") and purchased all of the common securities of the Trust (the "Common Securities"). The Company caused the Trust to issue and sell to NBC Capital Markets Group, Inc., a broker-dealer member of The National Association of Securities Dealers, Inc., 2,500 Floating Rate Capital Securities of the Trust having a stated liquidation amount of $1,000.00 each and bearing a variable distribution rate per annum, reset quarterly (the "Capital Securities"). The proceeds from the sale of the Capital Securities were combined with the proceeds from the sale by the Trust to the Company of the Common Securities and used by the Trust to purchase $2,450,000.00 in aggregate principal amount of Floating Rate Junior Subordinated Debt Securities of the Company due 2034 (the "Subordinated Debt Securities"). The sole purpose of the Trust is to issue and sell the Capital Securities and invest the proceeds thereof in the Subordinated Debt Securities. The Company used the net proceeds from its issuance and sale of the Subordinated Debt Securities to pay for the costs and expenses associated with the formation of the Trust and the sale of the Capital Securities and Subordinated Debt Securities and to provide additional capital to the Bank.

The Subordinated Debt Securities were issued by the Company to the Trust pursuant to Section 4(2) of the Securities Act of 1933 in a private transaction not involving any public offering. The Capital Securities were issued by the Trust to NBC Capital Markets Group, Inc. pursuant to Rule 144A of the Securities Act of 1933 as involving a sale to a "qualified institutional buyer" under the conditions of Rule 144A.

The Subordinated Debt Securities represent debt obligations of the Company and are classified on the Company's financial statements as a liability.

The principal amount of the Subordinated Debt Securities is due by the Company on April 23, 2034 and interest is due quarterly in arrears on each January 23, April 23, July 23 and October 23 until the principal amount is paid in full. Interest accrues on the unpaid principal amount at the annual rate of LIBOR

(London Interbank Offered Rate for three-month U.S. Dollar deposits in Europe) plus 2.85%. On December 31, 2005, such rate was 7.04%. The Company has the right to defer interest payments for up to twenty (20) consecutive quarterly periods without causing an event of default; however, interest continues to accrue during any such extension period.

In the event (i) a default by the Company occurs under the Subordinated Debt Securities, (ii) the Company defaults under its Capital Securities Guarantee (as hereinafter defined) or (iii) the Company defers interest payments on the Subordinated Debt Securities as described above, then the Company is not permitted to (A) declare or pay any dividend or redeem or purchase any of the Company's capital stock, or (B) make any payment of principal or interest or otherwise repay any debt securities of the Company which are equal to or junior in interest to the Subordinated Debt Securities (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company (I) in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, (II) in connection with a dividend reinvestment or stockholder stock purchase plan or (III) in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock), as consideration in an acquisition transaction entered into prior to the occurrence of (i), (ii) or (iii) above, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock.)

The Company has the right and option, subject to the receipt by the Company of prior approval from the Federal Reserve Board, if then required under the applicable capital guidelines or policies of the Federal Reserve Board, to redeem the Subordinated Debt Securities, in whole or in part, on any January 23, April 23, July 23 and October 23 on or after April 23, 2009, at a price equal to 100% of the principal amount of the Subordinated Debt Securities being redeemed plus accrued and unpaid interest. The Company also has the right and option, subject to Federal Reserve Board approval if then required, to redeem the Subordinated Debt Securities, in whole but not in part, at any time within ninety (90) days of the occurrence of certain specified events (i.e., changes in the law which cause adverse tax consequences to the Company, prohibit the Company from classifying the Capital Securities as "Tier 1 Capital" for purposes of the capital adequacy guidelines of the Federal Reserve Board, or require the Company to register under the Investment Company Act of 1940) at a price equal to up to 104.40% of the principal amount of the Subordinated Debt Securities plus accrued and unpaid interest. Upon the repayment in full at maturity or redemption in whole or in part of the Subordinated Debt Securities, the proceeds to the Trust from such repayment shall concurrently be applied by the Trust to redeem, on a pro rata basis, the Capital Securities and the Common Securities. The Trust shall dissolve when all of the Capital Securities and the Common Securities have been redeemed and such redemption amounts have been paid in full.

The Capital Securities issued by the Trust represent undivided beneficial interests in the assets of the Trust. Distributions are payable on the Capital Securities at a variable interest rate, reset quarterly, equal to LIBOR (London Interbank Offered Rate for three-month U.S. Dollar deposits in Europe) plus 2.85% of the stated liquidation amount of $1,000.00 for each of the Capital Securities. On December 31, 2005, such rate was 7.04%. Distributions on the Capital Securities are paid by the Trust from and to the extent that payments are received by the Trust from the Company with respect to the Subordinated Debt Securities. Distributions on the Capital Securities are cumulative, accrue from the date of original issuance and are payable quarterly in arrears on January 23, April 23, July 23 and October 23 of each year, commencing on July 23, 2004. Distributions due under the Capital Securities may be deferred in the event the Company defers interest payments under the Subordinated Debt Securities as described above. The Capital Securities must be redeemed no later than April 23, 2034 and the Company has the option to call the Capital Securities at par value five (5) years from the date of original issue.

Pursuant to a certain Guarantee Agreement, dated March 25, 2004, by the Company for the benefit of the holders of the Capital Securities (the "Capital Securities Guarantee"), the Company has fully and unconditionally guaranteed on a subordinated basis the obligations of the Trust under the Capital Securities with respect to distributions and amounts payable upon liquidation, redemption and repayment. In the event that a default occurs by the Trust under the Capital Securities, the holders of the Capital Securities may institute legal proceedings directly against the Company to enforce the obligations of the Trust under the Capital Securities.

DESCRIPTION OF PROPERTY

The main office of the Company and the Bank are located at 1311 East Main Street, Ravenna, Ohio 44266 (the "Original Bank Property") in a historic home built circa 1920 by H. R. Loomis, a well known local business leader. The Bank initially leased the Original Bank Property from 1998 to 2004 pursuant to a lease agreement with Portage Land Company.

On April 16, 2004, the Bank exercised an option to purchase the Original Bank Property from Portage Land Company for a total purchase price of $1,360,000.00. The funds for the purchase of the Original Bank Property by the Bank from Portage Land Company came from federal funds sold by the Bank. The Original Bank Property is comprised of approximately 4.208 acres of land and the Bank's main office is approximately 10,000 square feet. In August of 2005, the Bank completed construction of an additional building on the Original Bank Property, comprised of approximately 4,500 square feet, which is located at 137 Bryn Mawr, Ravenna, Ohio. The Bank uses this new building for its operations and finance offices. The operations and finance building was constructed for a total cost of approximately $900,000.00. The funds for the construction of the operations and finance building came from a $2,500,000.00 borrowing by the Bank from the Federal Home Loan Bank for ten (10) years at 4.61%. The remainder of such loan proceeds was used by the Bank to match fund long-term fixed rate real estate loans. Robert Andrews, Tim Crock, Emilio Ferrara, Paul Ferrara, William Hale, Patrick Lally, Margaret Mascio-Medzie, Lawrence Relyea and Tom Siciliano, each an original founding shareholder of the Company, were each a shareholder of Portage Land Company at the time of the lease and purchase of the Original Bank Property by the Bank. The Company believes that the terms and conditions of the Bank's purchase of the Bank Property are substantially similar to those which could have been obtained from an unrelated third party. On June 12, 2006, Portage Land Company filed a certificate of dissolution with the Ohio Secretary of State.

On July 26, 2006, the Bank opened its new Kent office to the public. The Bank purchased three (3) separate but contiguous parcels of real property in Kent, Ohio on which the Bank constructed its Kent, Ohio office. The funds for the purchase of these parcels came from federal funds sold by the Bank. The building for the Kent office was constructed for a total cost of approximately $700,000.00. The relevant information concerning the acquisition of the three (3) parcels of real estate is set forth in the table below:

Date of Purchase	Address	Description	Sellers	Purchase Price
6/24/05	1530 South Water Street Kent, Ohio	1.530 acres	Aldo and Josephine Lorenzine	$285,000.00
6/24/05	1536 South Water Street Kent, Ohio	1.590 acres	Peter J. and Doris A. Meduri, Trustees	$285,000.00
8/31/05	1540 South Water Street Kent, Ohio	1.660 acres	Sara Ann Peoples	$292,500.00

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company currently estimates that upon completion of the Offering its directors and officers will beneficially own 68,137 Shares and the officers and directors of the Bank will own 85,074 Shares, assuming that none of the outstanding options to purchase Shares are exercised, none of the 500 Shares required to be issued by the Company to Richard J. Coe are issued, and the officers and directors of the Company and the Bank purchase 6,500 and 7,300 additional Shares in this Offering, respectively. If all the Shares offered hereby are sold, such directors and officers as a group will control approximately 17.76% and 22.17%, respectively, of the voting power of the Company. If only the minimum number of Shares is sold, such directors and officers will control approximately 20.42% and 25.49%, respectively, of such voting power.

The following table sets forth the names and ages of the directors, executive officers and significant employees of the Company and positions with the Company:

Name	Age	Position (Term as Director Expires)
Richard J. Coe	54	Director (2006)
Timothy E. Crock	487	Director (2006)
Emilio D. Ferrara	698	Director (2008)
Paul L. Ferrara	64	Director (2007)
William E. Hale	61	President and Director (2007)
Margaret F. Mascio-Medzie	46	Vice President, Secretary and Director (2007)
Lawrence W. Relyea	76	Director (2006)
Thomas S. Siciliano	476	Vice President, Treasurer and Director (2008)

The following table sets forth the names and ages of the directors, executive officers and significant employees of the Bank and positions with the Bank:

Name	Age	Position (Term as Director Expires)
Richard J. Coe	54	Chief Executive Officer, and Director (2007)
James V. Damicone	56	Director (2007)
Kevin T. Lewis	48~~7~~	President
John S. Forberg	64	Vice President, Treasurer and Chief Financial Officer
Margaret F. Mascio-Medzie	46	Director (2008)
William E. Hale	61	Director (2009)
Paul L. Ferrara	64	Director (2008)
Aaron A. Moats	52	Director (2007)
Emilio D. Ferrara	69~~8~~	Director (2008)
Thomas S. Siciliano	47~~6~~	Director (2009)
Richard L. Leonard	70~~69~~	Director (2008)
Jill M. Conard	52	Vice President and Secretary
Connie M. Bennett	40	Vice President and Chief Operations Officer
Steven P. McDonald	32	Vice President and Chief Lending Officer

The Board of Directors of the Company presently consists of eight (8) members and the Board of Directors of the Bank presently consists of nine (9) members, whose terms are staggered and expire at the annual meeting of shareholders to be held in the years indicated above and until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors.

Connie M. Bennett graduated from Hiram College in 1988 with a bachelor of arts degree in both business management and philosophy. Mrs. Bennett is employed as Chief Operations Officer and Vice President of the Bank and is responsible for human resources, operations and regulatory compliance, and has held those positions since 1998. Mrs. Bennett was employed by Bank One Akron, N.A. from 1988 to 1998. From 1991 to 1996 she was branch manager of the Kent, Ohio branch and from 1996 to 1998 she was a banking officer and financial center manager of the Ravenna, Ohio branch. In addition, Ms. Bennett has been the Program Manager for Infinex (Brokerage Services) since January 2006.

Richard J. Coe has lived in Ravenna, Ohio his entire life and has been employed as the Chief Executive Officer of the Bank since 1998. Mr. Coe was employed by Banc One from 1973 to 1998, where he focused primarily on the Portage County, Ohio market. Mr. Coe held the position of Vice President for Retail Division from 1994 to 1998 with management responsibility for 60 bank branches and 500 employees. Mr. Coe graduated from Kent State University in 1977 with a bachelor's degree in business administration and has been active in several community organizations in the Portage County area.

Jill M. Conard is a graduate of Bohecker's Business College and is a life-long resident of the community. Ms. Conard has been employed as a Vice President since 1998. Her responsibilities include Bank depository products, Bank security and acting as the Secretary to the Bank's Board of Directors. Ms. Conard has twenty-five (25) years of banking experience with Bank One, and has spent her entire career working in the Ravenna market. Her work experience includes a variety of areas including new account development and lending.

Timothy E. Crock is a graduate of Kent Roosevelt High School. Mr. Crock has been a resident of the Portage community for 47 years. For the past seventeen (17) years Mr. Crock has been the owner and operator of Crock's Car Care, an automotive maintenance and repair shop located in Kent.

James V. Damicone is a graduate of Bowling Green State University with a degree in business. From July 2003 to the present, Mr. Damicone has been the owner of Damicone Operating Ltd., LLC through which he is a franchisee of Dunkin Donuts/Baskin Robbins in Streetsboro, Ohio. Prior to this current position, he was the President and Chief Executive Officer of Medical Specialties of Stoughton, Massachusetts. Mr. Damicone held this position until December 2000.

Emilio D. Ferrara is a graduate of Kent State University, Case Western Reserve University and the University of Cincinnati with degrees in biology-chemistry, dentistry and oral maxillofacial surgery. Dr. Ferrara has been a resident of the Portage community for the past thirty-seven (37) years and has been an oral maxillofacial surgeon, with hospital privileges at four (4) area hospitals, since 1968. Dr. Ferrara is a member of the Kent City School Board, the Kent State University Athletic Board and the Robinson Memorial Foundation Board. Dr. Ferrara is the President of Emilio D. Ferrara, D.D.S., Inc. and has been since November 28, 1970. He is the sole owner and manages this dental practice.

Paul L. Ferrara is a life-long resident of Portage County. Mr. Ferrara is a graduate of Heidelberg College in Tiffin, Ohio, where he received his bachelor's degree in biology and physics. He received his certificate in physical therapy from The Ohio State University and is licensed as a physical therapist and athletic trainer in Ohio. He is also a certified surgical assistant with hospital privileges at Robinson Memorial and Akron General Hospitals. Mr. Ferrara has been the Owner and Chief Executive Officer of Portage Physical Therapy, Inc., an outpatient rehabilitation business located in Portage County, since 1972. In addition, Mr. Ferrara continues to treat patients and provides home health therapy. He is also President of Great Lakes PTPN and serves on the Medical Advisory Committees for the Robinson Visiting Nurse and Professional Nursing Home Health Services. Mr. Ferrara became a director of the Company and the Bank in 1997.

John S. Forberg is a former Vice President and Division Controller of Banc One, Akron where he was employed from July 1992 through July 1997. Mr. Forberg's duties at Banc One included financial analysis and the preparation of budgets and management reports. Mr. Forberg is a graduate of Ferris State University with a bachelor of science degree in accounting. Mr. Forberg has been a Vice President and Chief Financial Officer of the Bank since 1998.

William E. Hale has been a resident of the Portage community for more than thirty-eight (38) years. Mr. Hale is a graduate of Kent State University with a bachelor's degree in economics and a master's degree in business administration. Since 1985, Mr. Hale had been the Chief Executive Officer and chief lending officer of the Neighborhood Development Service. Mr. Hale retired from that position in June 2006. Also, since 1983 Mr. Hale has been a Deputy Registrar of the Ravenna License Bureau. Mr. Hale is also the owner of Hale Development, a real estate development ~~and consulting~~ company that owns and rents both commercial and residential properties. Also, Mr. Hale is the owner of Hale Consulting which advises clients in the area of community development. In addition to owning and operating his business in Ravenna, Mr. Hale also served the community as Director of Public Services in Ravenna in 1984 and 1985. Mr. Hale became a director in 1977.

Richard L. Leonard is a graduate of The Ohio State University and has been a resident of Ravenna, Ohio for thirty-three (33) years. Mr. Leonard is a former examiner for the Federal Reserve Bank and a former commercial banker and entrepreneur. In 1997 he retired from his position at Save 4 Store. Currently Mr. Leonard is serving as President of Ravenna City Council, a position he has held since January 3, 2006.

Kevin T. Lewis was employed as a Vice President of Banc One in Akron from 1991 to 1998 where, most recently, he was in charge of commercial lending. Prior to working for Banc One, Mr. Lewis worked for other banks in Portage County, Ohio. Mr. Lewis is a graduate of Hiram College with a bachelor of arts degree in business and is active in several civic organizations in the Portage County area. Mr. Lewis became a Vice President and the Chief Lending Officer of the Bank in January, 1998 and in 2006, Mr. Lewis became the President of the Bank.

Margaret F. Mascio-Medzie is a graduate of Notre Dame College of Ohio and Kent State University with degrees in psychology, sociology and higher education administration. Since 1997, Ms. Mascio-Medzie has been the Regional Community Director with the American Cancer Society serving Northeast Ohio. Prior to that position, from 1980 to 1997, Ms. Mascio-Medzie owned a pizza restaurant in Garrettsville, Ohio. Ms. Mascio-Medzie has been a resident of the Portage community for the past thirty-two (32) years. Ms. Mascio-Medzie is involved in a variety of civic organizations, including Leadership Akron, Arch Bishop Hoban High School, Leadership Portage County, and Boy Scouts of America. Ms. Mascio-Medzie became a director of the Bank in 1997.

Steven P. McDonald is a graduate of Bowling Green State University with a degree in finance. Mr. McDonald has been employed with the Bank since July 1, 2002. He was hired as a commercial lender and in January 2006, he was promoted to Vice President and Chief Lending Officer. Prior to July 2002, Mr. McDonald was a bank examiner with the State of Ohio Department of Commerce, Division of Financial Institutions.

Aaron A. Moats is a graduate of Kent State University with a degree in zoology and of The Ohio State University with a degree in optometry. Dr. Moats has been in private practice in Ravenna, Ohio for the past twenty-four (24) years. In addition to his private medical practice, Dr. Moats is the president of Aaron A. Moats, O.D. dba Partners Optical Supply, Inc.

Lawrence W. Relyea is a graduate of the Ohio State University with a degree in economics. Mr. Relyea has been a resident of the Bainbridge community for the past forty-eight (48) years. Mr. Relyea had been employed since 1988 as the president of Mole Constructors, Inc., a tunnel construction corporation, until his retirement in December of 1999.

Thomas S. Siciliano has been a resident of the Portage community for forty-six (46) years. Mr. Siciliano is a graduate of Rootstown High School. Since 1983, Mr. Siciliano has been the owner-operator of Siciliano's Pizzaria in Ravenna. In addition to serving the local community as a small business owner, Mr. Siciliano is a member of the Rootstown Local School Board.

REMUNERATION OF DIRECTORS AND OFFICERS

None of the officers of the Company receives any compensation for their services rendered to the Company. The following table sets forth information regarding the aggregate remuneration of the three (3) highest paid persons who are directors or officers of the Bank during the fiscal year ended December 31, 2005:

Identity of Group	Individual Aggregate Remuneration	Group Aggregate Remuneration
Three highest paid Officers of the Bank as a Group[1]		$390,810.81
Richard J. Coe Chief Executive Officer	$165,391.70	
Kevin T. Lewis President	$117,949.91	
John S. Forberg Vice President, Treasurer and Chief Financial Officer	$107,469.20	
Three highest paid Directors of the Bank as a Group		$ 27,600.00
Thomas S. Siciliano	$ 9,900.00	
James V. Damicone	$ 9,100.00	
Richard L. Leonard	$ 8,600.00	

[1] The Company has entered into an Agreement with Richard J. Coe to issue Mr. Coe up to 500 Shares of the Company's common stock as a bonus for accepting employment with the Bank. Although the Company has not yet issued any Shares to Mr. Coe under the Agreement to date.

Each director of the Bank who is not an employee of the Bank receives a fee of $600.00 for attendance at each meeting of the Board of Directors of the Bank and a fee of $100.00 for attendance at each meeting of a committee of the Board of Directors of the Bank. No director of the Company receives a fee for attendance of meetings of the Board of Directors of the Company.

The Bank has also adopted the Portage Community Bank Bonus Plan for its employees which is based on the satisfaction of certain financial and nonfinancial goals. Participants in such bonus plan receive a year-end bonus based on three (3) separate performance criteria. Fifty percent (50%) of the bonus is based on a formula tied to the Bank achieving after tax net income of at least $1,305,082.00 for such period. Twenty-five percent (25%) of the bonus is based on a peer appraisal form. The remaining twenty-five percent (25%) of such bonus is based on other Bank performance factors such as new customer growth, increases in bank deposits, collection of fees and charges, loan growth, loan losses and other similar criteria. The executive officers, directors and other key employees of the Company and the Bank are also entitled to participate in the Portage Bancshares, Inc. 2004 Stock Incentive Plan which the Company adopted on June 23, 2004 and revised June 20, 2006 (the "Plan"). See "REMUNERATION OF DIRECTORS AND OFFICERS—Stock Plan and Employee Benefit Plans" below.

Stock Plan

The Company has adopted a stock incentive plan, the Portage Bancshares, Inc. 1997 Stock Incentive Plan, as superseded by the Portage Bancshares, Inc. 2004 Stock Incentive Plan which was adopted June 23, 2004 and revised June 20, 2006 (the "Plan"), which permits the Board of Directors of the Company to grant incentive stock options and nonqualified stock options to key employees and directors of the Company or the Bank for the purchase of Shares. As of June 30, 2006, the Company had issued options under the 1997 Stock Incentive Plan and 2004 Stock Incentive Plan exercisable into 140,000 Shares and there remains outstanding options which may be exercised into 133,166 Common Shares. The Company will not grant options or warrants for the purchase of Shares with an exercise price of less than the higher of (i) the book value of such Shares on the last day of the calendar year prior to the date of the granting of such option, or (ii) 100% of the fair market value of such Shares on the date of grant (or 110% of the fair market value of such Shares on the date of grant in the case of an eligible employee who owns more than 10% of the total combined voting power of all classes of the Company's securities). Issuance of Shares upon exercise of any options granted pursuant to the Plan could have a dilutive effect on the net book value of the Shares offered hereby. Under the terms of the Plan, options may be granted by the directors of the Company without further shareholder approval. The Company believes that the Plan will assist the Company and the Bank in attracting and retaining qualified personnel.

Employee Benefit Plans

The Bank has adopted customary employee benefit plans, including a 401(k) plan and a supplemental employee retirement plan (SERP), in which certain employees of the Bank may participate.

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information, both before and after the Offering, with respect to the ownership, direct or indirect, of Shares by officers and directors of the Company and the Bank based on 283,737 Shares issued and outstanding as of June 30, 2006. No other person, or persons acting as a group, is known to the Company to be the beneficial owner of more than ten percent (10%) of any class of the Company's voting securities. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering, if necessary to achieve the minimum purchase of 50,000 Shares to complete the Offering. Any purchase of Shares by such persons would be on the same terms and conditions as set forth in this Offering Statement, would be for investment purposes only and would not be for the purpose of resale.

Name	Address	Title of Class	Amount Owned Before Offering	Amount Owned After Offering[1]
Connie M. Bennett	419 Liberty St. Ravenna, OH 44266	no par common	1,900 (.67%)	1,900 (.50%)
Richard J. Coe	249 Lawrence St. Ravenna, OH 44266	no par common	2,200 (.78%)	2,400 (.63%)
Jill M. Conard	3933 Pfile Dr. Rootstown, OH 44272	no par common	1,240 (.44%)	1,340 (.35%)
Timothy E. Crock	1489 Jacobs Lane Kent, OH 44240	no par common	5,217 (1.84%)	5,217 (1.36%)
James V. Damicone	6531 Blackfriars Lane Hudson, OH 44236	no par common	3,200(1.13%)	3,800 (.99%)
Emilio D. Ferrara	1436 Lake Roger Dr. Kent, OH 44240	no par common	8,700 (3.07%)	9,200 (2.40%)
Paul L. Ferrara	4918 Sunnybrook Rd. Kent, OH 44240	no par common	7,300 (2.57%)	12,300 (3.21%)
John S. Forberg	3128 Woodridge NW Canton, OH 44718	no par common	200 (.07%)	200 (.05%)
William E. Hale	1494 Howe Rd. Kent, OH 44240	no par common	30,740 (10.83%)	30,740 (8.01%)
Richard L. Leonard	422 Lawrence St. Ravenna, OH 44266	no par common	1,100 (.39%)	1,100 (.29%)
Kevin T. Lewis	5279 Rootstown Rd. Ravenna, OH 44266	no par common	4,667 (1.64%)	4,767 (1.24%)
Margaret Mascio-Medzie	771 E. Riddle Ave. Ravenna, OH 44266	no par common	3,180 (1.12%)	3,980 (1.04%)
Steven P. McDonald	3162 Westwood Dr. Ravenna, OH 44266	no par common	6,267 (2.21%)	6,267 (1.63%)
Aaron A. Moats	500 Bennett Ave. Ravenna, OH 44266	no par common	4,680 (1.65%)	4,680 (1.22%)
Lawrence W. Relyea	17530 Haskins Rd. Bainbridge, OH 44023	no par common	1,900 (.67%)	1,900 (.50%)
Thomas S. Siciliano	3762 New Milford Rd. Rootstown, OH 44272	no par common	2,400 (.85%)	2,400 (.63%)
Officers and Directors of the Company as a group		no par common	61,637 (21.72%)	68,137 (17.76%)
Officers and Directors of the Bank as a group		no par common	77,774 (27.41%)	85,074 (22.17%)

[1]Certain officers and directors of the Company and officers and directors of the Bank have indicated that they intend to purchase a total of 6,500 and 7,300 Shares being offered pursuant to this Offering, respectively. The percentages listed assume that the officers and directors of the Company and the Bank purchase such 6,500 and

7,300 Shares being offered pursuant to this Offering, respectively, and assume that none of the options outstanding under the Portage Bancshares, Inc. 1997 or 2004 Stock Incentive Plan are exercised. Officers and directors of the Company and the Bank may purchase additional Shares in this Offering. The percentages shown for ownership of shares by officers and directors after the Offering assume that the maximum number of Shares are sold.

The following table sets forth information with respect to the ownership of stock options by current and former officers and directors of the Company and the Bank and all officers and directors as a group. Such options were issued pursuant to the Portage Bancshares, Inc. 1997 or 2004 Stock Incentive Plan. As of June 30, 2006, 6,834 of such options had been exercised.

Name of Holder	Title and Amount of Securities Called for by Option	Exercise Price	Date Exercisable
Robert J. Andrews, Jr.	no par common 1,250	$25	10/27/99
Dominic Bellino	no par common 166	$30	5/15/02
	no par common 250	$30	1/6/04
	no par common 400	$42.25	6/15/05
	no par common 400	$45	11/16/05
Connie M. Bennett	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,400	$45	11/16/05
Douglas Blay	no par common 500	$45	11/16/05
Thomas Biltz	no par common 400	$45	11/16/05
Renee Booher	no par common 500	$45	11/16/05
Richard J. Coe	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,112	$45	11/16/05
Jill M. Conard	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 800	$42.25	6/15/05
	no par common 900	$45	11/16/05

Timothy E. Crock	no par common 600	$30	7/15/01
	no par common 400	$30	5/15/02
	no par common 200	$30	1/6/04
James V. Damicone	no par common 100	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Emilio D. Ferrara	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Paul L. Ferrara	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
John S. Forberg	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,200	$45	11/16/05
John Gargan	no par common 250	$30	1/6/04
	no par common 400	$42.25	6/15/05
	no par common 400	$45	11/16/05
William E. Hale	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Donald D. Herman	no par common 750	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,200	$30	5/15/02
	no par common 1,200	$30	1/6/04
	no par common 1,000	$42.25	6/15/05
	no par common 1,200	$45	11/16/05
Patrick J. Lally	no par common 1,250	$25	10/27/99
	no par common 750	$25	4/26/00
	no par common 600	$30	7/15/01
	no par common 200	$30	5/15/02
Richard L. Leonard	no par common 250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05

Kevin T. Lewis	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,400	$30	7/15/01
	no par common 1,600	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,400	$45	11/16/05
Steven P. McDonald	no par common 500	$30	1/6/04
	no par common 1,000	$42.25	6/15/05
	no par common 1,000	$45	11/16/05
Margaret F. Mascio-Medzie	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Aaron A. Moats	no par common 100	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
E. Pritchard	no par common 100	$45	11/16/05
Lawrence W. Relyea	no par common 1,250	$25	10/27/99
	no par common 750	$25	4/26/00
	no par common 600	$30	7/15/01
	no par common 400	$30	5/15/02
	no par common 200	$30	1/6/04
James C. Shank	no par common 1,500	$25	10/27/99
	no par common 2,500	$25	4/26/00
	no par common 2,000	$30	7/15/01
	no par common 1,800	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 400	$42.25	6/15/05
	no par common 400	$45	11/16/05
Thomas S. Siciliano	no par common 1,250	$25	10/27/99
	no par common 1,250	$25	4/26/00
	no par common 1,150	$30	7/15/01
	no par common 1,500	$30	5/15/02
	no par common 1,450	$30	1/6/04
	no par common 1,400	$42.25	6/15/05
	no par common 1,111	$45	11/16/05
Tracy Sites	no par common 400	$30	1/6/04
	no par common 800	$42.25	6/15/05
	no par common 800	$45	11/16/05
Michelle Spellman	no par common 400	$45	11/16/05

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Certain Relationships and Related Transactions

Robert Andrews, Tim Crock, Emilio Ferrara, Paul Ferrara, William Hale, Patrick Lally, Margaret Mascio-Medzie, Lawrence Relyea and Tom Siciliano are each an original founding shareholder of the Company (the "Founding Shareholders"). Each of the Founding Shareholders is a shareholder of Portage Land Company which leased and then eventually sold to the Bank the land and building in which the Bank's offices are located. See "DESCRIPTION OF PROPERTY". The Company believes that the terms and conditions of the Bank's purchase of such property were substantially similar to those which could have been obtained from an unrelated thirty party seller.

The Bank made available a $70,000 Home Equity Line of Credit to Richard L. Leonard, who is a director of the Bank, on March 11, 2005. As of June 30, 2006, the loan balance is $3,745.43. The loan provides for interest at the Bank's prime rate.

The Bank has made two loans to Portage Physical Therapists, a company owned by Paul L. Ferrara, who is a director of the Bank and a director of the Company. The first loan was made on May 30, 2002 in the original principal amount of $23,408.33. The loan bears a fixed interest rate at 7.00% per annum and, as of June 30, 2006, $7,283.94 of the principal amount of the loan was outstanding. The second loan was made on April 4, 2003 in the original principal amount of $18,526.06. The loan bears a fixed interest rate at 6.50% per annum and, as of June 30, 2006, $7,494.09 of the principal amount of the loan was outstanding.

On October 1, 1998, the Bank made a commercial business loan to Thomas S. Siciliano, who is an officer and director of the Company and a director of the Bank. The original principal amount of the loan was $124,139.00 and bears interest at the adjustable rate of 5.56% per annum for a three (3) year term. The outstanding principal balance on June 30, 2006 was $76,904.43. On July 2, 2004, the Bank made a personal loan to Mr. Siciliano in the original principal amount of $20,000.00. Such loan bears interest at a fixed rate of 5.50% per annum and the principal balance outstanding on June 30, 2006 was $9,750.46.

The Bank has made two loans to Paul L. Ferrara, who is a director of the Company and a director of the Bank. The first loan was made on June 20, 2003 in the original principal amount of $46,649.12. The loan bears a fixed interest rate at 5.45% per annum and, as of June 30, 2006, $22,933.08 of the principal amount of the loan was outstanding. The second loan was made on October 5, 2005 in the original principal amount of $805,717.50. The loan bears a fixed interest rate at 7.50% per annum and, as of June 30, 2006, $805,717.50 of the principal amount of the loan was outstanding.

In addition to the two loans set forth above, Mr. Ferrara has a VISA account with the Bank opened on April 15, 2003 with a credit line of $15,000.00. As of June 30, 2006 the outstanding balance is $11,920.24 and bears an interest rate of prime + 2% per annum.

The Bank has made a Home Equity Line of Credit available to James V. Damicone who is a director of the Bank. The loan was made on January 18, 2002 in the original principal amount of $600,000.00. The loan bears an interest rate at the prime rate and, as of June 30, 2006, $6,160.39 of the principal amount of the loan was outstanding.

The Bank has made three loans to Neighborhood Development Services, Inc., a 501(c)(3) organization of which William E. Hale is the Chief Executive Officer. Mr. Hale is the President and a director of the Company and a director of the Bank. The first loan was made on March 8, 2002 in the original principal amount of $100,000.00. The loan bears an adjustable interest rate at 4.75% per annum and, as of June 30, 2006, $100,000.00 of the principal amount of the loan was outstanding. The second loan was made on June 28, 2004 in the original principal amount of $57,000.00. The loan bears a three (3) year adjustable rate of interest at 6.50% per annum and, as of June 30, 2006, $56,203.50 of the principal amount of the loan was outstanding. The third loan was made on June 28, 2004 in the original principal amount of $57,500.00. The loan bears a three-year adjustable rate of interest of 6.50% per annum and, as of June 30, 2006, $55,714.74 of the principal amount of the loan was outstanding.

The Bank made available a $70,000.00 Home Equity Line of Credit to Aaron A. Moats, a director of the Bank, on August 21, 1998. As of June 30, 2006 the loan has a balance of $0.00. The loan provides for interest at the Bank's prime rate. In addition, the Bank has made two business loans to Mr. Moats. The first loan was made on September 21, 1998 in the original principal amount of $221,541.77. The loan bears a three (3) year adjustable rate of interest at 5.56% and, as of June 30, 2006, $59,141.38 of the principal amount of the loan was outstanding. The second loan was made on February 11, 2000 in the original principal amount of $190,000.00. The loan bears a three (3) year adjustable rate of interest at 7.27% and, as of June 30, 2006, $120,874.15 of the principal amount of the loan was outstanding.

In addition to the above, the Bank has issued a $2,000.00 overdraft line of credit to McGraw and Eckler, a business in which Mr. Moats has an interest. The line of credit has an interest rate of 18% per annum. There is currently no outstanding balance on this loan.

The Bank has issued a VISA account to Jill M. Conard, a Vice President and Secretary of the Bank. The account was opened on November 2, 1999 with a credit line of $10,000.00. As of June 30, 2006 the outstanding balance was $532.77 and bears an interest rate of prime + 2% per annum.

The following table sets forth certain overdraft lines of credit provided by the Bank to officers and directors of the Company and the Bank:

Name	Loan Date	Fixed Interest Rate	Original Principal Amount	Principal Outstanding As of June 30, 2006
Connie M. Bennett	09/01/98	18%	$1,000.00	$0.00
Jill M. Conard	11/03/99	18%	$1,000.00	$200.00
Paul L. Ferrara	08/26/99	18%	$1,000.00	$1,000.00
John S. Forberg	09/01/98	18%	$1,000.00	$0.00
Kevin T. Lewis	07/03/98	18%	$2,000.00	$600.00
Richard L. Leonard	10/01/98	18%	$1,000.00	$200.00

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITIES BEING OFFERED

The following summary does not purport to be complete and is qualified in all respects by references to applicable provisions of Ohio law and of the Amended Articles of Incorporation and the Code of Regulations of the Company.

The Company is authorized to issue 800,000 Shares, without par value. As of June 30, 2006, 283,737 Shares were issued and outstanding. The Shares offered hereby, when issued, will be fully paid and non-assessable. At June 30, 2006, the Company had approximately 400 shareholders of record.

Of the authorized Shares, 511,123 Shares are unissued. 100,000 Shares are being offered pursuant to this Offering. 100,000 of such unissued Shares are reserved for issuance under the Portage Bancshares, Inc. 2004 Stock Incentive Plan (the "Plan") and 500 of such Shares are reserved for issuance to Rick Coe pursuant to his stock bonus agreement with the Company. The Plan permits the Board of Directors of the Company to grant options to key employees and directors of the Company and the Bank to purchase Common Shares. The Company may issue up to 100,000 Shares under the Plan over a ten-year period. Options have been issued under the Plan and the Company's previous 1997 Stock Incentive Plan which are exercisable into 140,000 Shares, and 6,834 Shares have been issued to date upon exercise of such options. Options exercisable into 133,166 Shares remain outstanding. Although the directors have no present intent to do so, they could issue Common Shares to a party who would vote against a particular transaction. The issuance of such Shares could increase the absolute cost of a business combination and thereby discourage a potential takeover.

Applicable provisions of the Company's corporate governance documents and Ohio law which define the material characteristics of the Common Shares are summarized below.

Dividend Rights. Shareholders may receive dividends to the extent funds are legally available and the directors declare payment. The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The Federal Reserve Board has prohibited the Company from payment of any dividends during the first three years of its operations. The principal source of revenue to the Company will be dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company at least until the Bank is operating profitably and has recovered all initial operating losses. There can be no assurance that the Bank will ever pay dividends to the Company and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also will be subject to additional restrictions imposed by federal and state banking laws. The payment of dividends is further restricted by the terms of the Company's Subordinated Debt Securities.

Voting Rights. Each shareholder has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. Shareholders have no cumulative voting rights.

Transfer Restrictions. In the event that any shareholder or his representative desires to sell or transfer all or any part of his Shares he is required to first offer such Shares for sale to the Company at the same price and upon the same terms offered to him by a third party pursuant to a bona fide written offer that is acceptable to him. The Company shall have the option for 30 days after receipt of such written offer to accept such offer. In the event of the death of any shareholder, the executor or administrator of the estate of the shareholder or the beneficiary of the shareholder who has been distributed the Shares, will be subject to the same restrictions on transferability.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of the Company would be distributed to the holders of Common Shares pro rata.

Preemptive Rights. Holders of Common Shares have no preemptive rights with respect to future issuances of Common Shares.

Calls and Assessments. All shares of the capital stock of the Company outstanding are fully paid and nonassessable. The Common Shares offered hereby, when issued and sold in accordance herewith, will be fully paid and nonassessable. However, the Company may be required to fund the Bank after its initial capitalization in the event that the Ohio Division of Financial Institutions determines such capital infusion is necessary. In such event, if the Company does not have significant unencumbered assets to provide such infusion of capital, the Company would be forced to look to the existing shareholders for such funds, to borrow such funds or to have an additional equity offering of shares in the Company.

Change of Control. The Company has adopted certain so-called "anti-takeover" provisions. As discussed above, the Board of Directors may issue a substantial number of shares of capital stock and cumulative voting is not permitted in the election or removal of directors.

Section 1701.831 of the Ohio Revised Code provides that any "control share acquisition of an "issuing public corporation" may be made only with the prior authorization of shareholders. A "control share acquisition" is any acquisition, whether by tender offer, open market purchase, privately negotiated transaction or otherwise, of shares of a corporation which, when added to all other shares owned or controlled by the acquiror, would entitle the acquiror to exercise voting power in the election of directors within any of the following ranges: one-fifth or more but less than one-third; one-third or more but less than a majority; and a majority or more. The effect of this law is generally to prevent a person from acquiring any such level of control without prior shareholder approval.

Section 1704.02 of the Ohio Revised Code prohibits certain transactions, including mergers, consolidations, sales or other dispositions of assets, dissolutions, recapitalizations, loans and guarantees, between an "issuing public corporation" and an "interested shareholder" for three years after the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation has approved such transaction or the purchase of shares that resulted in the shareholder becoming an interested shareholder. After three years, such a transaction is permitted only if (i) prior to the date the shareholder became an interested shareholder the board of directors approved the purchase of shares, (ii) the transaction is approved by two-thirds of the shareholders or such other percentage (not less than a majority of the disinterested shares) set forth in the corporation's articles of incorporation or (iii) the transaction satisfies certain statutory fair price requirements.

Section 1707.043 of the Ohio Revised Code provides that in the event any person makes a proposal to acquire control of any Ohio corporation the outstanding shares of which are listed on a national securities exchange or regularly quoted in the over-the-counter market, such corporation is entitled to recover from such person any profit realized by that person upon the disposition of any equity securities of the corporation by that person within 18 months after making the acquisition proposal.

For purposes of the foregoing Ohio statutes, an "issuing public corporation" is defined as a corporation that (i) is incorporated in Ohio, (ii) has fifty or more shareholders, (iii) has its principal place of business, principal executive offices, assets having substantial value, or a substantial percentage of its assets within Ohio and (iv) has no close corporation agreement in effect and an "interested shareholder" is defined as any person who beneficially owns or has the power to exercise the voting power of shares entitling such person to 10% of the voting power in the election of directors.

The Bank Holding Company Act of 1956 requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

Reports to Shareholders. The Company intends to furnish its shareholders with annual reports, including audited financial statements, and with quarterly reports.

Transfer Agent. The transfer agent for the Common Shares is the Company .

Also see "SUPERVISION AND REGULATION" for requirements of state and federal law with regard to acquisition of the stock of a bank holding company.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting the Company and the Bank. This summary is qualified in its entirety by such statutes and regulations.

The Company

On or about August 28, 1997, the Company filed with the Division an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). On or about January 21, 1998, the Bank applied to the Federal Deposit Insurance Corporation (the "FDIC Application") for federal deposit insurance coverage of its deposits. The Company submitted an application to the Board of Governors of the Federal Reserve System for permission to become a bank holding company by acquiring all of the voting stock of the Bank on or about March 6, 1998 (the "Federal Reserve Application"). On June 22, 1998, the Bank obtained a Certificate of Authority from the Division. On June 22, 1998, the FDIC Application and the Federal Reserve Application were approved authorizing the Bank to commence business as a subsidiary of the Company. On April 21, 2006, the Bank applied to the Federal Reserve and the Division to open a second office in Kent, Ohio which application was subsequently approved.

Due primarily to the Banks member status with the Federal Reserve Board, the Company is subject to regulation by the Federal Reserve Board and is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks also are subject to examination by the Federal Reserve Board.

Regulation Y, promulgated under the Bank Holding Company Act of 1956, as amended, requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or before acquiring direct or indirect ownership or control of any voting securities of a bank or bank holding company, if, after such acquisition, it would control, directly or indirectly, more than five percent (5%) of the outstanding shares of any class of voting securities of the bank or bank holding company. Bank holding companies are permitted to acquire control of, or acquire substantially all of the assets of, a bank located outside the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, however, such acquisitions are subject to certain restrictions and requirements. Bank holding companies may also own or control nonbank subsidiaries in any state. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

In approving acquisitions by bank holding companies of companies engaged in nonbanking activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve Board is authorized to differentiate between activities commenced de novo and those commenced by the acquisition in whole or in part of a going concern.

Bank holding companies, as well as banks and their affiliates, are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie-in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

The Bank

The Bank is chartered in the State of Ohio and is regulated by the Division of Financial Institutions. The Federal Deposit Insurance Corporation also regulates the Bank and insures its deposits. These regulatory agencies have the authority to examine the Bank and the Bank will be subject to their regulations. In addition, the operations of the Bank are affected through the regulation of the Company and the Bank by the Federal Reserve Board.

Capital

The Federal Reserve Board, the Superintendent and FDIC require banks and holding companies to maintain minimum ratios of primary and total capital to total assets.

The following regulatory capital classifications are based on the Federal Deposit Insurance Corporation Act of 1991 (FDICIA) and are as follows:

Well-capitalized — Total Risk-Based Capital Ratio >= 10%; and Tier 1 Risk-Based Capital Ratio >= 6%; and Tier 1 Leverage Capital Ratio >= 5%.

Adequately capitalized — Total Risk-Based Capital Ratio >= 8%; and Tier 1 Risk-Based Capital Ratio >=4%; and Tier 1 Leverage Capital Ratio >= 4%.

Undercapitalized — Total Risk-Based Capital Ratio < 8%; or Tier 1 Risk-Based Capital Ratio < 4% or Tier 1 Leverage Capital Ratio < 4%.

As of December 31, 2005, the Bank was well-capitalized with a Total Risk-Based Capital Ratio of 10.31%; and a Tier 1 Risk-Based Capital Ratio of 9.06%; and a Tier 1 Leverage Ratio of 8.21%.

As of June 30, 2006, the Bank was well-capitalized with a Total Risk-Based Capital Ratio of 10.03%; and a Tier 1 Risk-Based Capital Ratio of 8.78%; and a Tier 1 Leverage Ratio of 7.75%.

Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect the Bank and the Company, including their ability to pay dividends.

The Bank is also subject to federal and state regulations as to such matters as required reserves, limitations as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of its own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, its activities and operations are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on dividends declared and paid by its subsidiary bank. Payment of dividends by the Bank and any other subsidiary bank of the Company will be subject to restrictions imposed by federal and state banking laws. These restrictions include the prohibition in the Federal Deposit Insurance Act against the payment of dividends by any insured bank if it is in default in the payment of any assessment to the FDIC and the requirement that no dividend may be declared or paid until the earlier of the date which is three years from the opening of the bank or on which all initial losses of the bank have been recovered.

Under Ohio law, a bank's board of directors may declare dividends and distributions on the bank's outstanding shares, subject to all of the following conditions:

(A) Payment of a dividend or distribution may, generally, only be funded from undivided profits.

(B) A dividend or distribution may be paid in treasury shares or in authorized but unissued shares, if the board makes the required transfers to surplus and paid-in capital.

(C) The approval of the superintendent of financial institutions is required for the declaration of dividends and distributions if the total of all dividends and distributions declared on the bank's shares in any year, and not paid in shares, exceeds the total of its net income for that year combined with its retained net income of the preceding two years.

(D) Prior to the declaration of any dividend or distribution the bank has made all required allocations to reserves for losses or contingencies.

Government Policies and Legislation

The policies of regulatory authorities, including the Federal Reserve Board and the FDIC have had significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve Board is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishments of the discount rate on bank borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which banks may pay on deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

The United States Congress has periodically considered and adopted legislation which has resulted in, and is presently considering other legislation that could result in, further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of the Bank or the Company.

Ohio law allows a bank to branch into any county within the state and interstate branching is generally permitted. A bank holding company is presently permitted to merge any or all of its bank subsidiaries into a single bank.

LITIGATION

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for the Company by Plank & Brahm, A Legal Professional Association, 145 East Rich Street, Suite 400, Columbus, Ohio 43215.

PORTAGE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
As of June 30, 2006 and December 31, 2005
(UNAUDITED)

	June 30, 2006	December 31, 2005
ASSETS		
Cash and due from financial institutions	$ 4,679,971	$ 4,122,361
Interest bearing deposits in other financial institutions	38,366	20,254
Federal funds sold	4,454,000	275,000
Cash and cash equivalents	9,172,337	4,417,615
Securities available for sale	11,055,631	10,502,276
Federal Reserve Bank stock	245,150	245,150
Federal Home Loan Bank stock	456,600	404,900
Loans, net of allowance of $1,856,250 and $1,729,500	133,700,668	123,845,546
Premises and equipment, net	4,369,233	3,652,738
Accrued interest receivable	620,321	602,933
Bank owned life insurance	3,096,114	3,036,712
Other assets	992,982	782,307
	$ 163,709,036	$ 147,490,177
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$ 144,185,458	$ 123,934,582
Federal Home Loan Bank advances	5,475,753	9,532,540
Subordinated debentures	2,450,000	2,450,000
Treasury tax and loan	24,190	205,624
Accrued interest and other liabilities	948,199	951,025
Total liabilities	153,083,600	137,073,771
Shareholders' equity		
Common stock: No par value; 800,000 shares authorized; 288,877 shares issued at June 30, 2006 and December 31, 2005	7,654,318	7,654,318
Treasury stock, at cost (5,140 and 1,040 shares)	(248,500)	(46,800)
Retained earnings	3,411,813	2,946,301
Accumulated other comprehensive loss	(192,195)	(137,413)
Total shareholders' equity	10,625,436	10,416,406
	$ 163,709,036	$ 147,490,177

See accompanying notes to consolidated financial statements

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the six month periods ended June 30, 2006 and 2005
(UNAUDITED)

	2006	2005
Interest and dividend income		
Loans, including fees	$ 4,618,536	$ 3,682,538
Taxable securities	187,454	133,536
Nontaxable securities	18,736	7,159
Federal funds sold and other	61,510	69,190
Total interest income	4,886,236	3,892,423
Interest expense		
Deposits	1,977,202	1,217,964
Federal Home Loan Bank advances and other	204,762	117,413
Subordinated debentures	111,454	83,443
Total interest expense	2,293,418	1,418,820
Net interest income	2,592,818	2,473,603
Provision for loan losses	218,434	99,776
Net interest income after provision for loan losses	2,374,384	2,373,827
Noninterest income		
Service charges and other fees	131,720	106,561
Other income	131,244	115,608
Total noninterest income	262,964	222,169
Noninterest expense		
Salaries, wages and employee benefits	1,068,842	884,826
Occupancy and equipment expense	133,137	137,136
Forms and supplies	53,157	39,724
Data processing	154,228	141,825
Professional fees	66,109	52,386
Advertising and promotions	45,067	99,922
Franchise tax expense	75,050	66,050
Other expenses	364,282	261,259
Total noninterest expense	1,959,872	1,683,128
Income before income taxes	677,476	912,868
Income tax expense	211,964	304,522
Net income	$ 465,512	$ 608,346
Net income per share		
Basic	$ 1.62	$ 2.13
Diluted	$ 1.48	$ 1.98

See accompanying notes to consolidated financial statements.

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the six month period ended June 30, 2006
(UNAUDITED)

	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance – January 1, 2006	$ 7,654,318	$ (46,800)	$ 2,946,301	$ (137,413)	$ 10,416,406
Purchase of 4,100 shares		(201,700)			(201,700)
Comprehensive income					
Net income			465,512		465,512
Change in net unrealized gain on securities available for sale, net of reclassifications and tax effects				(54,782)	(54,782)
Total comprehensive income					410,730
Balance – June 30, 2006	$ 7,654,318	$ (248,500)	$ 3,411,813	$ (192,195)	$ 10,625,436

See accompanying notes to consolidated financial statements.

PORTAGE BANCSHARES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six month periods ended June 30, 2006 and 2005
(UNAUDITED)

	2006	2005
Cash flows from operating activities	$ 441,506	$ 692,594
Cash flows from investing activities		
Purchase of securities available for sale	(1,371,673)	(5,047,286)
Maturities and calls of securities available for sale	741,411	-
Net change in loans	(10,073,556)	(7,164,172)
Purchase of premises and equipment	(793,921)	(919,647)
Net cash from investing activities	(11,497,739)	(13,131,105)
Cash flows from financing activities		
Net increase in deposits	20,250,876	10,955,397
Proceeds from FHLB advances	-	2,500,000
Repayments of FHLB advances	(856,787)	(646,900)
Net change in short term FHLB advances	(3,200,000)	-
Net change in treasury tax and loan	(181,434)	(4,230)
Purchase of common shares for treasury	(201,700)	-
Proceeds from exercise of stock options	-	81,270
Net cash from financing activities	15,810,955	12,885,537
Net change in cash and cash equivalents	4,754,722	447,026
Cash and cash equivalents at beginning of year	4,417,615	7,491,317
Cash and cash equivalents at end of year	$ 9,172,337	$ 7,938,343
Supplemental disclosures of cash flow information		
Cash paid during the period for:		
Interest	2,184,561	1,432,098
Income taxes	225,000	266,000

See accompanying notes to condensed consolidated financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Portage Bancshares, Inc. is a bank holding company headquartered in Ravenna, Ohio. The consolidated financial statements of Portage Bancshares, Inc. includes its wholly owned subsidiary, Portage Community Bank ("Bank"), together referred to as "the Company." The Company, through the Bank, is engaged in the business of commercial and retail banking. Portage County and its contiguous areas are the source of substantially all of the Company's loan and deposit activities. The majority of the Company's income is derived from commercial and retail lending activities and investments.

The accounting and reporting policies followed by Portage Bancshares, Inc. conform to accounting principles generally accepted in the United States of America and to general practices within the financial services industry. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

These interim financial statements are prepared without audit and reflect all accruals of a normal recurring nature which, in the opinion of management, are necessary to present fairly the consolidated financial position of Portage Bancshares, Inc. at June 30, 2006, and its results of operations and cash flows for the periods presented. Certain amounts in prior financial statements have been reclassified to conform to the current presentation. The accompanying consolidated financial statements do not contain all financial disclosures required by generally accepted accounting principles. Portage Bancshares Inc.'s Annual Report for the year ended December 31, 2005, contains consolidated financial statements and related notes which should be read in conjunction with the accompanying consolidated financial statements.

All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation:
Prior to January 1, 2006, the Company accounted for stock-based compensation expense using the intrinsic value method as required by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation." No stock-based compensation cost was reflected in net income for stock options, as all options granted had an exercise price equal to the market price of the underlying common stock at the date of grant.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share Based Payment (SFAS 123R), which requires measurement of compensation cost for all stock-based awards based on the grant-date fair value and recognition of compensation cost over the service period of stock-based awards, which is usually the same as the vesting period. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation methodology previously utilized for options in footnote disclosures required under SFAS No. 123. The fair value of stock grants will also be determined using the Black-Scholes valuation model. The Company has adopted SFAS 123R using the prospective transition method because it used the minimum value method to measure the fair value of stock options granted prior to December 31, 2005 for its pro forma disclosures as allowed under SFAS No. 123. SFAS No. 123R is applied prospectively to new awards and awards modified, repurchased or cancelled after January 1, 2006. The Company will continue to account for any portion of awards outstanding at January 1, 2006 using the accounting principles originally applied to those awards. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows", and requires tax benefits related to excess stock-based compensation deductions be presented in the statement of cash flows as financing cash inflows.

On June 15, 2005, the Board of Directors approved accelerating the vesting of all unvested stock options awarded prior to 2005 under the Company's Stock Option Plans. As a result of the acceleration, unvested options to acquire 13,600 shares of the Company's common stock, which otherwise would have vested on various dates thru January 6, 2007, became immediately exercisable. All other terms and conditions applicable to options granted under these plans, including the exercise prices and the number of shares subject to the accelerated options, are unchanged. No compensation expense was recognized from the accelerated vesting of the stock options. The total expense is reflected in the pro forma footnote disclosure below, as permitted under the transition guidance provided by the Financial Accounting Standards Board. As a result of the acceleration of the vesting of these options, the Company has no unvested options at January 1, 2006. No options have been granted during 2006.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS 123 in the prior period.

	June 30, 2005
Net income as reported	$ 608,346
Deduct: Stock-based compensation expense determined under fair value based method	208,237
Pro forma net income	$ 400,109
Basic earnings per share as reported	$ 2.13
Pro forma basic earnings per share	1.40
Diluted earnings per share as reported	$ 1.98
Pro forma diluted earnings per share	1.30

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of the grant date for the six months ended June 30, 2005.

	2005
Risk-free interest rate	3.99%
Expected option life	7 years
Expected dividend rate	None
Volatility	None
Weighted average fair value of options granted during year	$10.30

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Basic weighted average common shares outstanding totaled 286,606 and 285,845 for the six months ended June 30, 2006 and 2005. Diluted weighted average common shares outstanding totaled 314,820 and 306,990 for the six months ended June 30, 2006 and 2005.

NOTE 2 - LOANS

Loans at year-end were as follows.

	June 30, 2006	December 31, 2005
Real estate loans	$ 26,221,089	$ 24,693,313
Home equity lines of credit	17,310,166	17,023,779
Personal loans	7,690,720	7,062,655
Credit line and overdrafts	990,895	362,680
Business loans	82,737,489	75,731,572
Credit card	753,142	830,623
Subtotal	135,703,501	125,704,622
Net deferred loan fees	(146,583)	(129,576)
Allowance for loan losses	(1,856,250)	(1,729,500)
Loans, net	$ 133,700,668	$ 123,845,546

Certain directors, executive officers, and companies with which they are affiliated are loan customers of the Bank. At June 30, 2006 and December 31, 2005, loans to these individuals totaled approximately $2,071,000 and $2,022,000.

Activity in the allowance for loan losses was as follows for the six months ended June 30, 2006 and 2005.

	2006	2005
Balance, January 1	$ 1,729,500	$ 1,451,450
Provision for loan losses	218,434	99,776
Loans charged-off	(184,914)	(15,817)
Recoveries	93,230	16,791
Balance, June 30	$ 1,856,250	$ 1,552,200

(Continued)

NOTE 2 – LOANS (Continued)

Impaired loans were as follows.

	June 30, 2006	December 31, 2005
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	1,718,000	1,327,000
Total	$ 1,718,000	$ 1,327,000
Amount of the allowance for loan losses allocated	$ 319,000	$ 265,000

Nonperforming loans were as follows.

	2006	2005
Loans past due over 90 days still on accrual	$ 51,000	$ 226,000
Nonaccrual loans	1,209,000	607,000

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Continued)

NOTE 3 - DEPOSITS

Deposits were as follows.

	June 30, 2006	December 31, 2005
Non interest bearing demand	$ 19,481,806	$ 18,587,567
Interest-bearing demand	15,591,794	21,361,798
Savings	32,907,895	23,742,135
Time		
In denominations under $100,000	61,315,606	58,663,024
In denominations of $100,000 or more	14,888,357	1,580,058
	$ 144,185,458	$ 123,934,582

Time deposits in denominations of $100,000 or more included $7,000,000 in brokered deposits at June 30, 2006. The Company had no brokered deposits at December 31, 2005.

NOTE 4 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows.

	June 30, 2006	December 31, 2005
Cash management advances, interest rate 4.46% at December 31, 2005.	$ -	$ 3,200,000
Mortgage-matched fixed-rate advances, maturities ranging from January 2012 to March 2022 at rates from 2.95% to 5.21%	5,475,753	6,332,540
	$ 5,475,753	$ 9,532,540

The Company obtained a $1,000,000 and the Bank a $875,000 unsecured line of credit with another financial institution. No amounts were outstanding under this line of credit at June 30, 2006 or December 31, 2005.

At June 30, 2006, the Bank had a cash management line of credit enabling it to borrow up to $15.0 million from the Federal Home Loan Bank of Cincinnati ("FHLB"). The line of credit must be renewed on an annual basis. There were no borrowings as of June 30, 2006 on the line of credit.

(Continued)

NOTE 5 - STOCK OPTIONS AND AWARDS

The shareholders of the Company have approved stock option plans, under which 200,000 of the Company's common shares have been reserved for the granting of non-qualified stock options to employees and directors. Options are granted at the estimated fair market value of the common stock at the date of grant, or the initial offering price or book value if higher. Options expire in ten years from date of grant.

A summary of the activity in the plan is as follows.

	Six-Months Ended June 30, 2006			Year-Ended December 31, 2005		
	Shares	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value
Outstanding at beginning of period	133,166	$ 32.88	$ 8.30	97,250	$ 28.15	$ 7.04
Granted	-	-	-	40,000	43.69	11.21
Exercised	-	-	-	(4,084)	26.02	6.99
Outstanding at end of period	133,166	$ 32.88	$ 8.30	133,166	$ 32.88	$ 8.30
Options exercisable at end of period	133,166	$ 32.88	$ 8.30	133,166	$ 32.88	$ 8.30

Options outstanding at June 30, 2006 were as follows.

	Outstanding			Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$25.00 – $30.00	93,166	5.2 yrs	$ 28.24	93,166	$ 28.24
$42.25 - $45.00	40,000	9.2 yrs	43.69	40,000	43.69
	133,166	6.4 yrs	32.88	133,166	32.88

NOTE 5 - STOCK OPTIONS AND AWARDS (Continued)

The aggregate intrinsic value for outstanding stock options and vested stock options at June 30, 2006 and December 31, 2005 was $2,279,802. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of the Company's common stock as of the reporting date.

(Continued)

NOTE 6 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At the end of the period June 30, 2006 and December 31, 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
June 30, 2006						
Total capital (to risk weighted assets)	$ 13,813	10.0%	$ 11,015	8.0%	$ 13,768	10.0%
Tier 1 capital (to risk weighted assets)	12,090	8.8	5,507	4.0	8,261	6.0
Tier 1 capital (to total assets)	12,090	7.8	6,240	4.0	7,800	5.0
December 31, 2005						
Total capital (to risk weighted assets)	$ 12,988	10.3%	$ 10,080	8.0%	$ 12,600	10.0%
Tier 1 capital (to risk weighted assets)	11,411	9.1	5,040	4.0	7,560	6.0
Tier 1 capital (to total assets)	11,411	8.2	5,561	4.0	6,951	5.0

Banking regulations limit capital distributions by national banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. However, dividends may not reduce capital levels below the minimum regulatory requirements.

PORTAGE BANCSHARES, INC.
Ravenna, Ohio

ANNUAL REPORT
December 31, 2005 and 2004

Portage Bancshares, Inc.

Ravenna, Ohio

ANNUAL REPORT
December 31, 2005 and 2004

CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Portage Bancshares, Inc.
Ravenna, Ohio

We have audited the accompanying consolidated balance sheets of Portage Bancshares, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Portage Bancshares, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Cleveland, Ohio
March 8, 2006

PORTAGE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and due from financial institutions	$ 4,122,361	$ 3,813,390
Interest bearing deposits in other financial institutions	20,254	58,927
Federal funds sold	275,000	3,619,000
Cash and cash equivalents	4,417,615	7,491,317
Securities available for sale	10,502,276	5,706,145
Federal Reserve Bank stock	245,150	245,150
Federal Home Loan Bank stock	404,900	386,800
Loans, net of allowance of $1,729,500 and $1,451,450	123,845,546	106,094,306
Fixed assets, net	3,652,738	1,786,112
Accrued interest receivable	602,933	424,955
Bank owned life insurance	3,036,712	2,443,780
Other assets	782,307	696,037
	$ 147,490,177	$ 125,274,602
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$ 123,934,582	$ 107,939,215
Federal Home Loan Bank advances	9,532,540	4,827,333
Subordinated debentures	2,450,000	2,450,000
Treasury tax and loan	205,624	14,601
Accrued interest and other liabilities	951,025	786,680
Total liabilities	137,073,771	116,017,829
Shareholders' equity		
Common stock: No par value; 800,000 shares authorized; 288,877 and 284,793 shares issued at December 31, 2005 and 2004	7,654,318	7,525,513
Treasury stock, at cost (2005 – 1,040 shares)	(46,800)	-
Retained earnings	2,946,301	1,764,780
Accumulated other comprehensive loss	(137,413)	(33,520)
Total shareholders' equity	10,416,406	9,256,773
	$ 147,490,177	$ 125,274,602

See accompanying notes to consolidated financial statements

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2005 and 2004

	2005	2004
Interest and dividend income		
Loans, including fees	$ 7,843,987	$ 6,354,675
Taxable securities	312,368	102,146
Nontaxable securities	25,462	2,111
Federal funds sold and other	120,827	76,275
Total interest income	8,302,644	6,535,207
Interest expense		
Deposits	2,713,185	1,721,172
Federal Home Loan Bank advances and other	299,006	216,119
Subordinated debentures	159,063	88,403
Total interest expense	3,171,254	2,025,694
Net interest income	5,131,390	4,509,513
Provision for loan losses	350,262	457,942
Net interest income after provision for loan losses	4,781,128	4,051,571
Noninterest income		
Service charges and other fees	227,210	208,962
Gain on securities	-	25,448
Other income	238,558	227,785
Total noninterest income	465,768	462,195
Noninterest expense		
Salaries, wages and employee benefits	1,832,886	1,608,915
Occupancy and equipment expense	269,995	245,096
Forms and supplies	79,457	64,529
Data processing	284,700	266,592
Professional fees	106,528	150,867
Advertising and promotions	184,623	162,680
Franchise tax expense	128,584	104,648
Other expenses	604,904	521,673
Total noninterest expense	3,491,677	3,125,000
Income before income taxes	1,755,219	1,388,766
Income tax expense	573,698	451,752
Net income	$ 1,181,521	$ 937,014
Net income per share		
Basic	$ 4.12	$ 3.30
Diluted	$ 3.82	$ 3.17

See accompanying notes to consolidated financial statements.

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2005 and 2004

	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance – January 1, 2004	$ 7,451,153	$ -	$ 827,766	$ 17,462	$ 8,296,381
Issuance of 2,750 shares for stock option exercises and related tax benefit	74,360				74,360
Comprehensive income					
Net income			937,014		937,014
Change in net unrealized gain on securities available for sale, net of reclassifications and tax effects				(50,982)	(50,982)
Total comprehensive income					886,032
Balance - December 31, 2004	7,525,513	-	1,764,780	(33,520)	9,256,773
Issuance of 4,084 shares for stock option exercises and related tax benefit	128,805				128,805
Purchase of 1,040 shares of common stock		(46,800)			(46,800)
Comprehensive income					
Net income			1,181,521		1,181,521
Change in net unrealized gain on securities available for sale, net of reclassifications and tax effects				(103,893)	(103,893)
Total comprehensive income					1,077,628
Balance - December 31, 2005	$ 7,654,318	$ (46,800)	$ 2,946,301	$ (137,413)	$ 10,416,406

See accompanying notes to consolidated financial statements.

PORTAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 1,181,521	$ 937,014
Adjustments to reconcile net income to net cash from operating activities		
Provision for loan losses	350,262	457,942
Depreciation	128,686	113,530
Net amortization (accretion) of securities	(5,392)	3,681
Gains on securities	-	(25,448)
Federal Home Loan Bank stock dividends	(18,100)	(15,400)
Increase in cash surrender value of bank owned life insurance	(92,932)	(113,662)
Deferred taxes	(90,342)	(79,325)
Changes in accrued interest, other assets and other liabilities	131,496	(31,530)
Net cash from operating activities	1,585,199	1,246,802
Cash flows from investing activities		
Purchase of securities available for sale	(5,206,097)	(6,260,613)
Maturities and calls of securities available for sale	257,943	2,000,000
Sales of available for sale securities	-	1,175,448
Purchase of Federal Home Loan Bank stock	-	(6,200)
Purchase of Federal Reserve Bank stock	-	(42,240)
Purchase of bank owned life insurance	(500,000)	(500,000)
Net change in loans	(18,166,502)	(14,764,341)
Purchase of premises and equipment	(1,995,312)	(1,477,940)
Net proceeds from sale of other real estate owned	-	143,200
Net cash from investing activities	(25,609,968)	(19,732,686)
Cash flows from financing activities		
Net increase in deposits	15,995,367	18,735,827
Proceeds from FHLB advances	2,500,000	-
Repayments of FHLB advances	(994,793)	(985,861)
Net change in short term FHLB advances	3,200,000	(1,000,000)
Proceeds from issuance of subordinated debentures	-	2,450,000
Proceeds from line of credit	-	(575,000)
Net change in treasury tax and loan	191,023	(11,050)
Purchase of common shares for treasury	(46,800)	-
Proceeds from exercise of stock options	106,270	68,750
Net cash from financing activities	20,951,067	18,682,666
Net change in cash and cash equivalents	(3,073,702)	196,782
Cash and cash equivalents at beginning of year	7,491,317	7,294,535
Cash and cash equivalents at end of year	$ 4,417,615	$ 7,491,317

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include Portage Bancshares, Inc. and its wholly-owned subsidiary, Portage Community Bank, together referred to as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations: The Company, through the Bank, is engaged in the business of commercial and retail banking. Portage County and its continuous areas are the source of substantially all of the Company's loan and deposit activities. The majority of the Company's income is derived from commercial and retail lending activities and investments.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions and borrowings with original maturities of 90 days or less.

For the years ended December 31, 2005 and 2004, the Company paid interest of $3,085,763 and $2,094,241 and paid income taxes of $616,000 and $444,000. Noncash transfers from loans to real estate owned totaled $65,000 in 2005. There were no noncash transfers from loans to real estate owned in 2004.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and based on the amortized cost of the security sold.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is accrued on the interest method based upon the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Fixed Assets: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Expenditures that materially increase values or extend useful lives are capitalized. Repairs and maintenance are charged to operations as incurred.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. As a member of the Federal Reserve Bank System, the Company also holds FRB stock. Both stocks are carried at cost, classified as restricted securities, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: Fixed assets and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

	2005	2004
Net income as reported	$ 1,181,521	$ 937,014
Deduct: Stock-based compensation expense determined under fair value based method	375,112	86,729
Pro forma net income	$ 806,409	$ 850,285
Basic earnings per share as reported	$ 4.12	$ 3.30
Pro forma basic earnings per share	2.81	3.00
Diluted earnings per share as reported	$ 3.82	$ 3.17
Pro forma diluted earnings per share	2.61	2.87

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pro forma effects are computed using option pricing models, using the following weight-average assumptions as of grant date. There were 40,000 options granted during 2005. There were 24,400 options were granted in 2004.

	2005	2004
Risk-free interest rate	4.23%	3.80%
Expected option life	7 years	7 years
Expected dividend rate	None	None
Volatility	None	None
Weighted average fair value of options granted during year	$11.21	$7.01

On June 15, 2005, the Board of Directors approved accelerating the vesting of all unvested stock options awarded prior to 2005 under the Company's Stock Option Plans. As a result of the acceleration, unvested options to acquire 13,600 shares of the Company's common stock, which otherwise would have vested on various dates thru January 6, 2007, became immediately exercisable. All other terms and conditions applicable to options granted under these plans, including the exercise prices and the number of shares subject to the accelerated options, are unchanged. No compensation expense was recognized from the accelerated vesting of the stock options.

The decision to accelerate the vesting of these options was related to the issuance of Statement of Financial Accounting Standard No. 123 (revised 2004), *Share Based Payment* (SFAS 123R). In accordance with the provisions of SFAS 123R, the Company adopted the pronouncement on January 1, 2006 and believes the above-mentioned acceleration of vesting will eliminate compensation expense related to these options of approximately $31,461 in 2006. The total expense is reflected in the pro forma footnote disclosure above, as permitted under the transition guidance provided by the Financial Accounting Standards Board. As a result of the acceleration of the vesting of these options, the Company has no unvested options at January 1, 2006. Future option grants will be accounted for in accordance with SFAS 123R.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Benefit Plans: The 401(k) plan expense is the amount contributed determined by formula and by Board decision. Supplemental retirement expense allocates the benefits over the years of service.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Basic weighted average common shares outstanding totaled 287,128 and 283,561 for December 31, 2005 and 2004. Diluted weighted average common shares outstanding totaled 309,032 and 296,007 for December 31, 2005 and 2004.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1,100,000 and $1,221,000 was required to meet regulatory reserve and clearing requirements at year end 2005 and 2004. These balances do not earn interest.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

NOTE 2 – SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows.

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2005			
U.S. Government and federal agency	$ 7,497,747	$ -	$ (159,855)
Municipal securities	1,055,267	4,591	(16,773)
Mortgage backed securities	1,949,262	-	(36,165)
	$10,502,276	$ 4,591	$ (212,793)
2004			
U.S. Government and federal agency	$ 5,603,600	$ 756	$ (54,088)
Municipal securities	102,545	2,545	-
	$ 5,706,145	$ 3,301	$ (54,088)

(Continued)

NOTE 2 – SECURITIES (Continued)

There were no sales of securities during 2005. Proceeds from the sales of securities available for sale during 2004 totaled $1,175,448 resulting in gross gains of $25,448.

The fair value of debt securities at year-end 2005 by contractual maturity were as follows. Securities not due at a single maturity date, such as mortgage-based securities are shown separately.

Due in one year or less	$ 1,001,935
Due from one to five years	6,495,812
Due from five to ten years	100,719
Due after ten years	954,548
Mortgage-backed	1,949,262
Total	$ 10,502,276

Securities with unrealized losses at year end 2005 and 2004, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, are as follows.

Description of Securities	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2005						
U.S. Government and federal agencies	$ 2,627,556	$ (41,390)	$ 4,870,191	$ (118,465)	$ 7,497,747	$ (159,855)
Municipals	836,670	(16,773)	-	-	836,670	(16,773)
Mortgage backed securities	1,949,262	(36,165)	-	-	1,949,262	(36,165)
	$ 5,413,488	$ (94,328)	$ 4,870,191	$ (118,465)	$ 10,283,679	$ (212,793)
2004						
U.S. Government and federal agencies	$ 4,928,619	$ (54,088)	$ -	$ -	$ 4,928,619	$ (54,088)

Unrealized losses on securities have not been recognized into income because the issuers securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach their maturity date or reset date.

(Continued)

NOTE 3 - LOANS

Loans at year-end were as follows.

	2005	2004
Real estate loans	$ 24,693,313	$ 21,636,305
Home equity lines of credit	17,023,779	18,641,052
Personal loans	7,062,655	5,611,609
Credit line and overdrafts	362,680	352,046
Business loans	75,731,572	60,610,339
Credit card	830,623	803,269
Subtotal	125,704,622	107,654,620
Net deferred loan fees	(129,576)	(108,864)
Allowance for loan losses	(1,729,500)	(1,451,450)
Loans, net	$ 123,845,546	$ 106,094,306

Certain directors, executive officers, and companies with which they are affiliated are loan customers of the Bank. At December 31, 2005 and 2004, loans to these individuals totaled approximately $2,022,000 and $958,000.

Activity in the allowance for loan losses were as follows.

	2005	2004
Balance, January 1	$ 1,451,450	$ 1,141,975
Provision for loan losses	350,262	457,942
Loans charged-off	(351,613)	(196,950)
Recoveries	279,401	48,483
Balance, December 31	$ 1,729,500	$ 1,451,450

(Continued)

NOTE 3 – LOANS (Continued)

Impaired loans were as follows.

	2005	2004
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	1,327,000	2,898,000
Total	$ 1,327,000	$ 2,898,000
Amount of the allowance for loan losses allocated	$ 265,000	$ 345,000
Average of impaired loans during the year	$ 1,269,000	$ 1,908,000
Interest income recognized during impairment	76,000	137,000
Cash-basis interest income recognized	71,000	137,000

Nonperforming loans were as follows.

	2005	2004
Loans past due over 90 days still on accrual	$ 226,000	$ 115,000
Nonaccrual loans	607,000	454,000

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 – FIXED ASSETS

Year-end fixed assets consisted of the following.

	2005	2004
Land	$ 1,561,925	$ 697,500
Building	1,317,470	813,958
Furniture and equipment	1,550,341	922,966
	4,429,736	2,434,424
Accumulated depreciation	(776,998)	(648,312)
Fixed assets, net	$ 3,652,738	$ 1,786,112

(Continued)

NOTE 4 – FIXED ASSETS (Continued)

The Bank's office was formerly leased under an operating lease from a company owned by directors of Portage Bancshares, Inc. On April 16, 2004 the Bank exercised its option to purchase the land and building for $1,360,000. Rental expense for the banking office was $35,390 in 2004. In 2005, the Bank leased a mobile office. Rental expense related to this facility was $5,894.

NOTE 5 - DEPOSITS

Deposits were as follows.

	2005	2004
Non interest bearing demand	$ 18,587,567	$ 15,406,442
Interest-bearing demand	21,361,798	33,113,928
Savings	23,742,135	21,542,942
Time		
In denominations under $100,000	58,663,024	36,734,997
In denominations of $100,000 or more	1,580,058	1,140,906
	$ 123,934,582	$ 107,939,215

At year-end 2005, maturities of time deposits were as follows.

2005	$ 41,878,381
2006	17,048,487
2007	660,001
2008	488,771
2009	167,442
	$ 60,243,082

Related party deposits were approximately $935,974 and $928,312 at December 31, 2005 and 2004.

(Continued)

NOTE 6 – FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows.

	2005	2004
Cash management advances, interest rate 4.46% at December 31, 2005.	$ 3,200,000	$ -
Mortgage-matched fixed-rate advances, maturities ranging from January 2012 to March 2022 at rates from 2.95% to 5.21%	6,332,540	4,827,333
	$ 9,532,540	$ 4,827,333

The advances were collateralized by $12,868,929 and $6,516,900 of first mortgage loans under a blanket lien arrangement at year-end 2005 and 2004.

Maturities over the next five years and thereafter were as follows.

2006	$ 4,374,903
2007	1,024,092
2008	890,437
2009	772,093
2010	667,404
Thereafter	1,803,611
	$ 9,532,540

During 2003, Portage obtained a $1,000,000 unsecured line of credit with another financial institution. The first $575,000 under the line has an interest rate of prime minus 1%. The remaining portion of the line of credit has an interest rate of prime. No amounts were outstanding under this line of credit at December 31, 2005 and 2004.

NOTE 7 – SUBORDINATED DEBENTURES

A trust formed by the Company issued $2,500,000 of floating rate trust preferred securities in 2004 as part of a pooled offering of such securities. The Company issued $2,450,000 subordinated debentures to the trust in exchange for the proceeds of the offering. The debentures and related debt issuance costs represent the sole assets of the trust. The trust preferred securities must be redeemed no later than April 23, 2034. The Company has the option to call the trust preferred securities at par at five years from date of issuance. The interest rate on the trust preferred securities and the subordinated debentures is computed as the 3-month London Interbank Offering Rate (LIBOR) plus 285 basis points. At December 31, 2005 and 2004 this equated to 7.04% and 4.95%.

Under FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as a liability, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust, as these are not eliminated in the consolidation.

NOTE 8 - INCOME TAXES

Income tax expense was as follows.

	2005	2004
Current	$ 641,505	$ 525,467
Tax effect of exercise of nonqualified stock options	22,535	5,610
Deferred	(90,342)	(79,325)
Total	$ 573,698	$ 451,752

Effective tax rates differ from federal statutory rates applied to income before income taxes due to the following.

	2005	2004
Federal statutory rate times financial statement income	$ 596,774	$ 472,180
Effect of:		
Life insurance earnings	(31,597)	(38,645)
Tax exempt interest, net of disallowed interest expense	(7,581)	(657)
Other, net	16,102	18,874

Total	$ 573,698	$ 451,752

NOTE 8 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following.

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 521,779	$ 427,866
Deferred loan fees	37,497	31,216
Accrual-to-cash adjustment	32,547	48,820
Accrued compensation	84,279	51,355
Net unrealized loss on securities available for sale	70,789	17,267
Total	746,891	576,524
Deferred tax liabilities:		
Depreciation	(57,205)	(42,380)
Federal Home Loan Bank stock dividends	(27,302)	(20,570)
Prepaid expenses	(11,117)	(11,641)
Security accretion	(6,406)	(936)
Total	(102,030)	(75,527)
Net deferred tax asset	$ 644,861	$ 500,997

NOTE 9 - STOCK OPTIONS AND AWARDS

The shareholders of the Company have approved stock option plans, under which 200,000 of the Company's common shares have been reserved for the granting of non-qualified stock options to employees and directors. Options are granted at the estimated fair market value of the common stock at the date of grant, or the initial offering price or book value if higher. Options expire in ten years from date of grant.

(Continued)

NOTE 9 - STOCK OPTIONS AND AWARDS (Continued)

A summary of the activity in the plan is as follows.

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	97,250	$ 28.15	79,600	$ 27.57
Granted	40,000	43.69	20,400	30.00
Exercised	(4,084)	26.02	(2,750)	25.00
Outstanding at end of year	133,166	$ 32.88	97,250	$ 28.15
Options exercisable at year-end	133,166	$ 32.88	69,517	$ 27.41

Options outstanding at year-end 2005 were as follows.

	Outstanding			Exerciseable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$25.00 – $30.00	93,166	5.7 yrs	$ 28.24	93,166	$ 28.24
$42.25 - $45.00	40,000	9.7 yrs	43.69	40,000	43.69
	133,166	6.9 yrs	32.88	133,166	32.88

NOTE 10 - EMPLOYEE BENEFIT PLAN

401(k) Plan: The Company sponsors a 401(k) plan covering substantially all employees. The Company matches contributions at the rate of 100% of each participant's voluntary contributions, limited to a maximum of six percent (6%) of a covered employee's annual compensation. In addition to the Company's matching contribution, a profit sharing contribution to the plan can be made at the discretion of the Board. Employee voluntary contributions are vested at all times. Employers matching contribution vests 20% per year and are fully vested after five years. The expense related to the plan was $65,384 and $52,290 for the years ended December 31, 2005 and 2004.

NOTE 10 - EMPLOYEE BENEFIT PLAN (Continued)

Supplemental Retirement Plan (SERP): The Company sponsors a SERP which covers several key members of management. Participants receive annually a percentage of their base compensation at the time of their retirement for a maximum of ten years. The liability recorded at December 31, 2005 and 2004 was $235,379 and $138,544. The expense related to the plan was $96,835 and $58,650 for 2005 and 2004.

NOTE 11 – LOAN COMMITMENTS

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2005		2004	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused business lines of credit	$ 568,488	$ 6,279,249	$ 1,153,536	$ 6,658,752
Unused construction lines of credit	348,750	880,401	-	1,449,640
Unused consumer lines of credit	162,941	18,712,804	159,612	17,344,929
Standby letters of credit	-	170,000	-	170,000

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.44% to 18.00% at December 31, 2005 and 5.75% to 18.00% at December 31, 2004.

NOTE 12 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year-end 2005 and 2004, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
2005						
Total capital (to risk weighted assets)	$ 12,988	10.3%	$ 10,080	8.0%	$ 12,600	10.0%
Tier 1 capital (to risk weighted assets)	11,411	9.1	5,040	4.0	7,560	6.0
Tier 1 capital (to total assets)	11,411	8.2	5,561	4.0	6,951	5.0
2004						
Total capital (to risk weighted assets)	$ 11,221	10.5%	$ 8,572	8.0%	$ 10,715	10.0%
Tier 1 capital (to risk weighted assets)	9,881	9.2	4,286	4.0	6,429	6.0
Tier 1 capital (to total assets)	9,881	8.1	4,875	4.0	6,094	5.0

Banking regulations limit capital distributions by national banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. However, dividends may not reduce capital levels below the minimum regulatory requirements.

(Continued)

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 4,417,615	$ 4,418,000	$ 7,491,317	$ 7,491,000
Securities available for sale	10,502,276	10,502,000	5,706,145	5,706,000
Loans, net	123,845,546	123,033,000	106,094,306	111,123,000
Federal Reserve Bank stock	245,150	245,000	245,150	245,000
Federal Home Loan Bank stock	404,900	405,000	386,800	387,000
Accrued interest receivable	602,933	603,000	424,955	425,000
Financial liabilities				
Deposits	$ (123,934,582)	$ (123,623,000)	$(107,939,215)	$(108,371,000)
Federal Home Loan Bank advances and other borrowings	(9,532,540)	(9,436,000)	(4,827,333)	(4,825,000)
Treasury, tax and loan deposits	(205,624)	(206,000)	(14,601)	(15,000)
Accrued interest payable	(458,182)	(458,000)	(372,691)	(373,000)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, Federal Reserve Bank and Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, treasury, tax and loan deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

(Continued)

NOTE 14 – OTHER COMPREHENSIVE LOSS

Other comprehensive loss components and related taxes were as follows.

	2005	2004
Unrealized holding gains and losses on available-for-sale securities	$ (157,415)	$ (51,796)
Reclassification adjustments for (gains) and losses later recognized in income	-	(25,448)
Net unrealized gains and losses	(157,415)	(77,244)
Tax effect	53,522	26,262
Other comprehensive loss	$ (103,893)	$ (50,982)

SIGNATURES

The Issuer has duly caused this Second Amendment to Form 1-A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ravenna, State of Ohio, on December 14, 2006.*

PORTAGE BANCSHARES, INC.

By: 
William E. Hale, President

**/s/ RICHARD J. COE
Richard J. Coe, Director
December 14, 2006

**/s/ TIMOTHY E. CROCK
Timothy E. Crock, Director
December 14, 2006

**/s/ EMILIO D. FERRARA
Emilio D. Ferrara, Director
December 14, 2006

**/s/ PAUL L. FERRARA
Paul L. Ferrara, Director
December 14, 2006

**/s/ WILLIAM E. HALE
William E. Hale, President and Director
December 14, 2006

**/s/ MARGARET F. MASCIO-MEDZIE
Margaret F. Mascio-Medzie, Vice President, Secretary and Director
December 14, 2006

**/s/ LAWRENCE W. RELYEA
Lawrence W. Relyea, Director
December 14, 2006

**/s/ THOMAS S. SICILIANO
Thomas S. Siciliano, Vice President, Treasurer and Director
December 14, 2006

*The Issuer does not have an officer designation of "chief executive officer" or "chief financial officer". The duties of William E. Hale, as president of the Issuer, are generally consistent with the typical duties of a chief executive officer. The duties of Thomas S. Siciliano, as treasurer of the Issuer, are generally consistent with the typical duties of a chief financial officer.

**The undersigned, by signing his name hereto, does hereby sign this Second Amendment to Form 1-A Offering Statement on behalf of the above named officers and directors of the Issuer pursuant to a Power of Attorney executed on behalf of each of such officers and directors which has been previously filed with the Securities and Exchange Commission.

December 14, 2006


William E. Hale, President

PART III

ITEM 1. Index to Exhibits

The following is a list of exhibits filed with this Second ~~First~~ Amendment to Form 1-A:

* - Previously filed
** - Revised copy of previously filed document

EXHIBIT NO. 10(a)

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the use in the Second Amendment to Form 1-A Offering Statement of Portage Bancshares, Inc. of our report dated March 8, 2006 on the December 31, 2005 and 2004 consolidated financial statements of Portage Bancshares, Inc.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
December 12, 2006

EXHIBIT NO. 11

PLANK & BRAHM

A Legal Professional Association

DONALD T. PLANK
RICHARD C. BRAHM
MARK A. PETERSON
MICHAEL F. RYAN
FRANKLIN E. ECK, JR.
CATHERINE A. CUNNINGHAM
DAVID WATKINS
AARON M. GLASGOW

145 E. RICH STREET
COLUMBUS, OHIO 43215-5240
TELEPHONE (614) 228-4546
TELECOPIER (614) 228-1472
E-MAIL: email@plankbrahm.com

December 14, 2006

Portage Bancshares, Inc.
1311 East Main Street
Ravenna, Ohio 44266

Dear Ladies and Gentlemen:

We have acted as special counsel for Portage Bancshares, Inc., an Ohio corporation (the "Company"), in connection with the offering and sale by the Company of a minimum of 50,000 and a maximum of 100,000 common shares, without par value, pursuant to that certain Offering Statement of the Company, dated December 14, 2006 (the "Offering Statement").

We have examined such documents, records and matters of law as we have deemed necessary for purposes of this opinion.

Based upon the foregoing, we are of the opinion that the shares of the Company contemplated by the Offering Statement will, upon payment for and delivery thereof, be non-assessable, duly authorized and validly issued.

We are licensed to practice law in the State of Ohio and do not purport to be experts in the laws of any other jurisdiction. Accordingly, the opinions herein are expressed and limited to the laws of the State of Ohio in effect on the date hereof, including Ohio statutory provisions, applicable provisions of the Ohio Constitution and all reported judicial decisions interpreting those laws. No opinion is expressed herein with respect to any federal or state securities or Blue Sky laws. This opinion may not be assigned, quoted or otherwise used, except as provided herein, without our specific prior written consent. Notwithstanding the foregoing, we consent to the filing of the opinion by the Company with the Securities and Exchange Commission in connection with the Offering Statement.

PLANK & BRAHM
A Legal Professional Association

By: 

Mark A. Peterson, Vice President